Exhibit 99.1

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Condensed consolidated income statement
EUR millions	Notes	YTD 2015	YTD 2014

Premium income	4	10,622	9,625
Investment income	5	4,360	4,088
Fee and commission income		1,208	953
Other revenues		9	3
Total revenues		16,199	14,669
Income from reinsurance ceded		1,474	1,443
Results from financial transactions	6	2,937	6,397
Other income		-	12
Total income		20,610	22,520

Benefits and expenses	7	19,466	21,708
Impairment charges / (reversals)	8	7	16
Interest charges and related fees		183	182
Other charges		11	6
Total charges		19,667	21,912

Share in net result of joint ventures		61	20
Share in net result of associates		3	16
Income before tax		1,007	644
Income tax (expense) / benefit		(180)	(122)
Net income		828	522

Net income attributable to:
Equity holders of Aegon N.V.		827	522
Non-controlling interests		-	-

Earnings per share (EUR per share)	15
Basic earnings per common share		0.36	0.21
Basic earnings per common share B		0.01	0.01
Diluted earnings per common share		0.36	0.21
Diluted earnings per common share B		0.01	0.01

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Condensed consolidated statement of comprehensive income
EUR millions	YTD 2015	YTD 2014

Net income	828	522

Other comprehensive income:
Items that will not be reclassified to profit or loss:
Changes in revaluation reserve real estate held for own use	4	(2)
Remeasurements of defined benefit plans	267	(443)
Income tax relating to items that will not be reclassified	(81)	125

Items that may be reclassified subsequently to profit or loss:
Gains / (losses) on revaluation of available-for-sale investments	(1,525)	3,312
(Gains) / losses transferred to the income statement on disposal and impairment of available-for-sale investments	(280)	(319)
Changes in cash flow hedging reserve	37	380
Movement in foreign currency translation and net foreign investment hedging reserve	1,277	173
Equity movements of joint ventures	(2)	12
Equity movements of associates	(1)	6
Income tax relating to items that may be reclassified	660	(988)
Other	4	(5)
Other comprehensive income for the period	359	2,252
Total comprehensive income/(loss)	1,187	2,774

Total comprehensive income/(loss) attributable to:
Equity holders of Aegon N.V.	1,187	2,775
Non-controlling interests	-	(1)

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Condensed consolidated statement of financial position
		Jun. 30,	Dec. 31,
		2015	2014
EUR millions	Notes

Assets
Intangible assets	9	2,216	2,073
Investments	10	158,733	153,219
Investments for account of policyholders	11	205,903	191,467
Derivatives	12	21,937	28,014
Investments in joint ventures		1,553	1,468
Investments in associates		256	140
Reinsurance assets		10,154	9,593
Deferred expenses	14	11,930	10,373
Assets held for sale	17	9,625	9,881
Other assets and receivables		7,400	7,628
Cash and cash equivalents		10,882	10,610
Total assets		440,590	424,467

Equity and liabilities
Shareholders’ equity		24,873	23,957
Other equity instruments		3,796	3,827
Issued capital and reserves attributable to equity holders of Aegon N.V.		28,669	27,784
Non-controlling interests		9	9
Group equity		28,679	27,793

Trust pass-through securities		152	143
Subordinated borrowings		755	747
Insurance contracts		119,085	111,927
Insurance contracts for account of policyholders		110,882	102,250
Investment contracts		17,043	15,359
Investment contracts for account of policyholders		97,551	91,849
Derivatives	12	20,666	26,048
Borrowings	16	14,335	14,158
Liabilities held for sale	17	7,881	7,810
Other liabilities		23,561	26,383
Total liabilities		411,911	396,674
Total equity and liabilities		440,590	424,467

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Condensed consolidated statement of changes in equity
EUR millions	Share capital [1]	Retained earnings	Revaluation reserves	Remeasurement of defined benefit plans	Other reserves	Other equity instruments	Issued capital and reserves [2]	Non- controlling Interests	Total

Six months ended June 30, 2015

At beginning of year	8,597	8,740	8,308	(1,611)	(77)	3,827	27,784	9	27,793

Net income recognized in the income statement	-	827	-	-	-	-	827	-	828

Other comprehensive income:
Items that will not be reclassified to profit or loss:
Changes in revaluation reserve real estate held for own use	-	-	4	-	-	-	4	-	4
Remeasurements of defined benefit plans	-	-	-	267	-	-	267	-	267
Income tax relating to items that will not be reclassified	-	-	-	(81)	-	-	(81)	-	(81)

Items that may be reclassified subsequently to profit or loss:
Gains / (losses) on revaluation of available-for-sale investments	-	-	(1,525)	-	-	-	(1,525)	-	(1,525)
(Gains) / losses transferred to income statement on disposal and impairment of available-for-sale investments	-	-	(280)	-	-	-	(280)	-	(280)
Changes in cash flow hedging reserve	-	-	37	-	-	-	37	-	37
Movement in foreign currency translation and net foreign investment hedging reserves	-	-	-	(81)	1,358	-	1,277	-	1,277
Equity movements of joint ventures	-	-	-	-	(2)	-	(2)	-	(2)
Equity movements of associates	-	-	-	-	(1)	-	(1)	-	(1)
Income tax relating to items that may be reclassified	-	-	687	-	(27)	-	660	-	660
Other	-	4	-	-	-	-	4	-	4
Total other comprehensive income	-	4	(1,078)	105	1,328	-	359	-	359
Total comprehensive income/ (loss) for 2015	-	831	(1,078)	105	1,328	-	1,187	-	1,187

Shares issued and withdrawn	1	-	-	-	-	-	1	-	1
Issuance and purchase of treasury shares	-	58	-	-	-	-	58	-	58
Dividends paid on common shares	(108)	(147)	-	-	-	-	(255)	-	(255)
Coupons on non-cumulative subordinated notes	-	(14)	-	-	-	-	(14)	-	(14)
Coupons on perpetual securities	-	(54)	-	-	-	-	(54)	-	(54)
Share options and incentive plans	-	(7)	-	-	-	(30)	(38)	-	(38)
At end of period	8,490	9,408	7,230	(1,506)	1,251	3,796	28,669	9	28,679

Six months ended June 30, 2014

At beginning of year	8,701	8,455	3,023	(706)	(1,778)	5,015	22,709	10	22,719

Net income recognized in the income statement	-	522	-	-	-	-	522	-	522

Other comprehensive income:
Items that will not be reclassified to profit or loss:
Changes in revaluation reserve real estate held for own use	-	-	(2)	-	-	-	(2)	-	(2)
Remeasurements of defined benefit plans	-	-	-	(443)	-	-	(443)	-	(443)
Income tax relating to items that will not be reclassified	-	-	1	125	-	-	125	-	125

Items that may be reclassified subsequently to profit or loss:
Gains / (losses) on revaluation of available-for-sale investments	-	-	3,312	-	-	-	3,312	-	3,312
(Gains) / losses transferred to income statement on disposal and impairment of available-for-sale investments	-	-	(319)	-	-	-	(319)	-	(319)
Changes in cash flow hedging reserve	-	-	380	-	-	-	380	-	380
Movement in foreign currency translation and net foreign investment hedging reserves	-	-	-	(10)	183	-	173	-	173
Equity movements of joint ventures	-	-	-	-	12	-	12	-	12
Equity movements of associates	-	-	-	-	6	-	6	-	6
Income tax relating to items that may be reclassified	-	-	(985)	-	(3)	-	(988)	-	(988)
Other	-	(4)	-	-	-	-	(4)	(1)	(5)
Total other comprehensive income	-	(4)	2,387	(328)	198	-	2,253	(1)	2,252
Total comprehensive income / (loss) for 2014	-	518	2,387	(328)	198	-	2,775	(1)	2,774

Issuance and purchase of treasury shares	-	(65)	-	-	-	-	(65)	-	(65)
Other equity instruments redeemed	-	15	-	-	-	(1,184)	(1,169)	-	(1,169)
Dividends paid on common shares	-	(138)	-	-	-	-	(138)	-	(138)
Coupons on non-cumulative subordinated notes	-	(11)	-	-	-	-	(11)	-	(11)
Coupons on perpetual securities	-	(72)	-	-	-	-	(72)	-	(72)
Share options and incentive plans	-	7	-	-	-	(20)	(13)	-	(13)
At end of period	8,701	8,709	5,410	(1,034)	(1,581)	3,811	24,015	9	24,024

1 For a breakdown of share capital please refer to note 15.

2 Issued capital and reserves attributable to equity holders of Aegon N.V.

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Condensed consolidated cash flow statement
EUR millions	Q2 2015	Q2 2014

Cash flow from operating activities	368	1,566

Purchases and disposals of intangible assets	(21)	(18)
Purchases and disposals of equipment and other assets	(34)	(27)
Purchases, disposals and dividends of subsidiaries, associates and joint ventures	218	27
Cash flow from investing activities	162	(18)

Issuance and purchase of treasury shares	(53)	(38)
Dividends paid	(147)	(138)
Issuances, repurchases and coupons of perpetuals	(72)	(1,265)
Issuances, repurchases and coupons of non-cumulative subordinated notes	(18)	(15)
Issuances and repayments of borrowings	(173)	1,777
Cash flow from financing activities	(463)	320

Net increase / (decrease) in cash and cash equivalents	67	1,868
Net cash and cash equivalents at January 1	10,649	5,652
Effects of changes in foreign exchange rates	202	34
Net cash and cash equivalents at end of period	10,918	7,554

Cash and cash equivalents	10,882	7,850
Cash and cash equivalents classified as Assets held for sale	45	-
Bank overdrafts classified as other liabilities	(9)	(296)
Net cash and cash equivalents	10,918	7,554

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Notes to the Condensed Consolidated Interim Financial Statements of Aegon N.V. (unaudited)

Amounts in EUR millions, unless otherwise stated

Aegon N.V., incorporated and domiciled in the Netherlands, is a public limited liability company organized under Dutch law and recorded in the Commercial Register of The Hague under number 27076669 and with its registered address at Aegonplein 50, 2591 TV, The Hague, the Netherlands. Aegon N.V. serves as the holding company for the Aegon Group and has listings of its common shares in Amsterdam and New York.

Aegon N.V. (or ‘the Company’) and its consolidated subsidiaries (‘Aegon’ or ‘the Group’) have life insurance and pensions operations in over twenty-five countries in the Americas, Europe and Asia and are also active in savings and asset management operations, accident and health insurance, general insurance and to a limited extent banking operations. Its headquarters are located in The Hague, the Netherlands. The Group employs approximately 28,000 people worldwide.

1. Basis of presentation

The condensed consolidated interim financial statements as at, and for the six months ended, June 30, 2015, have been prepared in accordance with IAS 34 “Interim Financial Reporting”, as issued by the International Accounting Standards Board (hereafter “IFRS”). They do not include all of the information required for a full set of financial statements prepared in accordance with IFRS and should therefore be read together with the 2014 consolidated financial statements of Aegon N.V. as included in Aegon’s Annual Report on Form 20-F for 2014. Aegon’s Annual Report on Form 20-F for 2014 is available on its website (aegon.com).

The condensed consolidated interim financial statements have been prepared in accordance with the historical cost convention as modified by the revaluation of investment properties and those financial instruments (including derivatives) and financial liabilities that have been measured at fair value. Certain amounts in prior periods may have been reclassified to conform to the current year presentation. These reclassifications had no effect on net income, shareholders’ equity or earnings per share. The condensed consolidated interim financial statements as at, and for the six months ended, June 30, 2015, were approved by the Executive Board on August 12, 2015.

The condensed consolidated interim financial statements are presented in euro and all values are rounded to the nearest million unless otherwise stated. The consequence is that the rounded amounts may not add up to the rounded total in all cases.

The published figures in these condensed consolidated interim financial statements are unaudited.

Other than for SEC reporting purposes, Aegon prepares its Condensed Consolidated Interim Financial Statements under International Financial Reporting Standards as adopted by the European Union, including the decisions Aegon made with regard to the options available under International Financial Reporting Standards as adopted by the EU (IFRS-EU). IFRS-EU differs from IFRS in respect of certain paragraphs in IAS 39 ‘Financial Instruments: Recognition and Measurement’ regarding hedge accounting for portfolio hedges of interest rate risk. Under IFRS-EU, Aegon applies fair value hedge accounting for portfolio hedges of interest rate risk (fair value macro hedges) in accordance with the EU ‘carve out’ version of IAS 39. Under IFRS, hedge accounting for fair value macro hedges cannot be applied to mortgage loans and ineffectiveness arises whenever the revised estimate of the amount of cash flows in scheduled time buckets is either more or less than the original designated amount of that bucket.

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This information is prepared by reversing the hedge accounting impacts that are applied under the EU ‘carve out’ version of IAS 39. Financial information under IFRS accordingly does not take account of the possibility that had Aegon applied IFRS as its primary accounting framework it might have applied alternative hedge strategies where those alternative hedge strategies could have qualified for IFRS compliant hedge accounting. These decisions could have resulted in different shareholders’ equity and net income amounts compared to those indicated in this Condensed Consolidated Interim Financial Statements on Form 6-K.

A reconciliation between IFRS and IFRS-EU is included in the table below:

	Shareholders’ Equity		Net income six month ended
EUR millions	Jun 30, 2015	Dec 31, 2014	YTD 2015	YTD 2014
In accordance with IFRS	24,873	23,957	828	522
Adjustment of EU ‘IAS 39’ carve out	223	434	(212)	275
Tax effect of the adjustment	(48)	(98)	50	(62)
Effect of the adjustment after tax	174	336	(162)	213
In accordance with IFRS-EU	25,047	24,293	666	735

2. Significant accounting policies

All accounting policies and methods of computation applied in the condensed consolidated interim financial statements are the same as those applied in the 2014 consolidated financial statements.

New IFRS accounting standards effective

The following standards, interpretations, amendments to standards and interpretations became effective in 2015:

•	IAS 19 Employee Benefits - Amendment Employee Contributions;
•	Annual improvements 2010-2012 Cycle; and
•	Annual improvements 2011-2013 Cycle.

None of these revised standards and interpretations had a significant effect on the condensed consolidated interim financial statements as at and for the period ended June 30, 2015.

For a complete overview of IFRS standards, published before January 1, 2015, that will be applied in future years, and were not early adopted by the Group, please refer to Aegon’s Annual Report on Form 20-F for 2014.

Taxes

Taxes on income for the six months interim period, ending June 30, 2015, are accrued using the tax rate that would be applicable to expected total annual earnings.

Judgments and critical accounting estimates

Preparing the Condensed Consolidated Interim Financial Statements requires management to make judgments, estimates and assumptions, including the likelihood, timing or amount of future transactions or events, that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from the estimates made.

In preparing the Condensed Consolidated Interim Financial Statements, significant judgments made by management in applying the Group’s accounting policies and the key sources of estimating uncertainty were not significantly different than those that were applied to the consolidated financial statements as at and for the year ended December 31, 2014.

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Exchange rates

Assets and liabilities are translated at the closing rates on the balance sheet date. Income, expenses and capital transactions (such as dividends) are translated at average exchange rates or at the prevailing rates on the transaction date, if more appropriate. The following exchange rates are applied for the condensed consolidated interim financial statements:

Closing exchange rates

			USD	GBP
June 30, 2015	1	EUR	1.1142	0.7085
December 31, 2014	1	EUR	1.2101	0.7760

Weighted average exchange rates

			USD	GBP
Six months ended June 30, 2015	1	EUR	1.1162	0.7322
Six months ended June 30, 2014	1	EUR	1.3704	0.8212

Aegon Funding Company LLC

Aegon Funding Company LLC (AFC) is an indirect wholly owned subsidiary of Aegon that was established as a financing vehicle to raise funds for the US subsidiaries of Aegon. AFC has been fully consolidated in the financial statements of Aegon under IFRS. If AFC issues debt securities, Aegon will fully and unconditionally guarantee the due and punctual payment of the principal, any premium and any interest on those debt securities when and as these payments become due and payable, whether at maturity, upon redemption or declaration of acceleration, or otherwise. The guarantees of senior debt securities will constitute an unsecured, unsubordinated obligation of Aegon and will rank equally with all other unsecured and unsubordinated obligations of Aegon. The guarantees of subordinated debt securities will constitute an unsecured obligation of Aegon and will be subordinated in right of payment to all senior indebtedness of Aegon.

3. Segment information

Aegon conducts its operations through five primary reporting segments:

1.	Aegon Americas: Covers business units in the United States, Canada, Brazil and Mexico, including any of the units’ activities located outside these countries;

2.	Aegon the Netherlands: Covers businesses operating in the Netherlands;

3.	Aegon UK: Covers businesses operating in the United Kingdom;

4.

New Markets: Covers businesses operating in Central & Eastern Europe; Asia, Spain and Portugal, as well as Aegon’s variable annuities activities in Europe and Aegon Asset Management that are aggregated as one reportable segment due to their respective size;

5.	Holding and other activities: Includes financing, employee and other administrative expenses of holding companies.

These segments are based on the business as presented in internal reports that are regularly reviewed by the Executive Board which is regarded as the chief operating decision maker.

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Aegon’s segment information is prepared by consolidating on a proportionate basis Aegon’s joint ventures and associated companies.

Performance Measure

A performance measure of reporting segments utilized by the Company is underlying earnings before tax. Underlying earnings before tax reflects Aegon’s profit from underlying business operations and excludes components that relate to accounting mismatches that are dependent on market volatility or relate to events that are considered outside the normal course of business.

Aegon believes that its performance measure underlying earnings before tax provides meaningful information about the underlying results of Aegon’s business, including insight into the financial measures that Aegon’s senior management uses in managing the business. Among other things, Aegon’s senior management is compensated based in part on Aegon’s results against targets using underlying earnings before tax. While many other insurers in Aegon’s peer group present substantially similar performance measures, the performance measures presented in this document may nevertheless differ from the performance measures presented by other insurers. There is no standardized meaning to these measures under IFRS or any other recognized set of accounting standards.

The reconciliation from underlying earnings before tax to income before tax, being the most comparable IFRS measure, is presented in the tables in this note.

The items that are excluded from underlying earnings before tax as described further below are: fair value items, realized gain or losses on investments, impairment charges/reversals, other income or charges, run-off businesses and share in earnings of joint ventures and associates.

Fair value items

Fair value items include the over- or underperformance of investments and guarantees held at fair value for which the expected long-term return is included in underlying earnings before tax. Changes to these long-term return assumptions are also included in the fair value items.

In addition, hedge ineffectiveness on hedge transactions, fair value changes on economic hedges without natural offset in earnings and for which no hedge accounting is applied and fair value movements on real estate are included under fair value items.

Certain assets held by Aegon Americas, Aegon the Netherlands and Aegon UK are carried at fair value and managed on a total return basis, with no offsetting changes in the valuation of related liabilities. These include assets such as investments in hedge funds, private equities, real estate (limited partnerships), convertible bonds and structured products. Underlying earnings before tax exclude any over- or underperformance compared to management’s long-term expected return on assets. Based on current holdings and asset returns, the long-term expected return on an annual basis is 8-10%, depending on asset class, including cash income and market value changes. The expected earnings from these asset classes are net of deferred policy acquisition costs (DPAC) where applicable.

In addition, certain products offered by Aegon Americas contain guarantees and are reported on a fair value basis, including the segregated funds offered by Aegon Canada and the total return annuities and guarantees on variable annuities of Aegon USA. The earnings on these products are impacted by movements in equity markets and risk-free interest rates. Short-term developments in the financial markets may therefore cause volatility in earnings. Included in underlying earnings before tax is a long-term expected return on these products and excluded is any over- or underperformance compared to management’s expected return.

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The fair value movements of certain guarantees and the fair value change of derivatives that hedge certain risks on these guarantees of Aegon the Netherlands and Variable Annuities Europe (included in New Markets) are excluded from underlying earnings before tax, and the long-term expected return for these guarantees is set at zero.

Holding and other activities include certain issued bonds that are held at fair value through profit or loss (FVTPL). The interest rate risk on these bonds is hedged using swaps. The fair value movement resulting from changes in Aegon’s credit spread used in the valuation of these bonds are excluded from underlying earnings before tax and reported under fair value items.

Realized gains or losses on investments

Includes realized gains and losses on available-for-sale investments, mortgage loans and other loan portfolios.

Impairment charges/reversals

Impairment charges include impairments on available-for-sale debt securities, shares including the effect of deferred policyholder acquisition costs, mortgage loans and other loan portfolios at amortized cost, joint ventures and associates. Impairment reversals include reversals on available-for-sale debt securities.

Other income or charges

Other income or charges is used to report any items which cannot be directly allocated to a specific line of business. Also items that are outside the normal course of business are reported under this heading.

Other charges include restructuring charges that are considered other charges for segment reporting purposes because they are outside the normal course of business. In the condensed consolidated interim financial statements, these charges are included in operating expenses.

Run-off businesses

Includes underlying results of business units where management has decided to exit the market and to run-off the existing block of business. Currently, this line includes results related to the run-off of the institutional spread-based business, structured settlements blocks of business, bank-owned and corporate-owned life insurance (BOLI/COLI) business, and the sale of the life reinsurance business in the United States. Aegon has other blocks of business for which sales have been discontinued and of which the earnings are included in underlying earnings before tax.

Share in earnings of joint ventures and associates

Earnings from Aegon’s joint ventures in the Netherlands, Mexico, Spain, Portugal, China and Japan and Aegon’s associates in India, Brazil, the Netherlands, United Kingdom, Mexico and France are reported on an underlying earnings before tax basis.

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3.1 Income statement

EUR millions	Americas	The Netherlands	United Kingdom	New Markets	Holding and other activities	Eliminations	Segment Total	Joint ventures and associates eliminations	Consolidated
Six months ended June 30, 2015

Underlying earnings before tax geographically	648	267	72	113	(83)	(1)	1,018	3	1,020
Fair value items	(379)	246	(30)	(8)	(69)	-	(239)	(16)	(255)
Realized gains / (losses) on investments	(54)	241	56	9	-	-	252	(5)	247
Impairment charges	(21)	(11)	-	(1)	-	-	(32)	-	(32)
Impairment reversals	26	3	-	-	-	-	28	-	28
Other income / (charges)	-	(22)	10	-	-	-	(11)	-	(11)
Run-off businesses	11	-	-	-	-	-	11	-	11
Income/ (loss) before tax	230	725	109	114	(152)	(1)	1,026	(18)	1,007
Income tax (expense) / benefit	(4)	(168)	(16)	(46)	37	-	(198)	18	(180)
Net income/ (loss)	226	557	93	67	(115)	(1)	828	-	828
Inter-segment underlying earnings	(110)	(27)	(33)	164	6

Revenues
Life insurance gross premiums	3,443	1,413	2,890	1,372	2	(51)	9,069	(219)	8,851
Accident and health insurance	1,135	166	25	96	3	(3)	1,421	(12)	1,410
General insurance	-	279	-	122	-	-	401	(39)	362
Total gross premiums	4,578	1,858	2,915	1,590	5	(54)	10,892	(270)	10,622
Investment income	1,826	1,185	1,235	142	192	(192)	4,388	(28)	4,360
Fee and commission income	849	172	21	403	-	(138)	1,307	(100)	1,208
Other revenues	7	-	-	4	2	-	14	(5)	9
Total revenues	7,260	3,216	4,171	2,139	199	(384)	16,601	(402)	16,199
Inter-segment revenues	12	1	-	176	195

EUR millions	Americas	The Netherlands	United Kingdom	New Markets	Holding and other activities	Eliminations	Segment Total	Joint ventures and associates eliminations	Consolidated
Six months ended June 30, 2014

Underlying earnings before tax geographically	633	259	58	123	(63)	1	1,012	(8)	1,004
Fair value items	(167)	(443)	(16)	8	(36)	-	(654)	5	(649)
Realized gains / (losses) on investments	60	131	113	4	-	-	308	(1)	306
Impairment charges	(12)	(9)	-	(24)	-	-	(45)	-	(45)
Impairment reversals	31	4	-	-	-	-	35	-	35
Other income / (charges)	(8)	(8)	(2)	(1)	(1)	-	(20)	(1)	(21)
Run-off businesses	13	-	-	-	-	-	13	-	13
Income/ (loss) before tax	550	(65)	154	109	(101)	1	649	(5)	644
Income tax (expense) / benefit	(115)	26	(36)	(32)	29	-	(127)	5	(122)
Net income/ (loss)	435	(38)	118	77	(71)	1	522	-	522
Inter-segment underlying earnings	(83)	(29)	(28)	130	10

Revenues
Life insurance gross premiums	3,026	2,039	2,391	859	1	(36)	8,280	(173)	8,107
Accident and health insurance	871	170	29	90	2	(2)	1,160	(9)	1,151
General insurance	-	290	-	114	-	-	404	(38)	367
Total gross premiums	3,897	2,498	2,420	1,064	3	(38)	9,844	(220)	9,625
Investment income	1,601	1,320	1,072	113	158	(156)	4,108	(20)	4,088
Fee and commission income	641	158	20	290	-	(113)	995	(42)	953
Other revenues	1	-	-	1	2	-	4	(1)	3
Total revenues	6,140	3,976	3,512	1,468	163	(308)	14,952	(283)	14,669
Inter-segment revenues	8	-	-	141	159

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3.2 Investments geographically

Amounts included in the tables on investments geographically are presented on an IFRS-basis.

							EUR millions (unless otherwise stated)
Americas USD millions	United Kingdom GBP millions	June 30, 2015	Americas	The Netherlands	United Kingdom	New Markets	Holding & other activities	Eliminations	Total EUR
		Investments
739	108	Shares	663	153	153	49	130	(1)	1,148
73,175	9,612	Debt securities	65,675	23,612	13,566	5,026	-	-	107,878
10,729	-	Loans	9,629	27,564	-	446	78	-	37,718
10,286	289	Other financial assets	9,231	346	408	27	99	-	10,110
846	-	Investments in real estate	759	1,118	-	2	-	-	1,879
95,774	10,009	Investments general account	85,957	52,793	14,128	5,549	307	(1)	158,733
-	12,981	Shares	-	9,225	18,322	283	-	(10)	27,821
5,500	9,269	Debt securities	4,936	18,101	13,083	217	-	-	36,338
107,490	23,123	Unconsolidated investment funds	96,473	-	32,637	6,891	-	-	136,000
25	2,893	Other financial assets	22	374	4,083	19	-	-	4,499
-	882	Investments in real estate	-	-	1,245	-	-	-	1,245
113,015	49,149	Investments for account of policyholders	101,431	27,700	69,371	7,410	-	(10)	205,903

208,788	59,159	Investments on balance sheet	187,389	80,493	83,498	12,960	307	(11)	364,637
175,691	540	Off balance sheet investments third parties	157,684	831	762	120,881	-	-	280,158
384,480	59,698	Total revenue generating investments	345,072	81,325	84,260	133,841	307	(11)	644,795

		Investments
79,419	9,800	Available-for-sale	71,279	22,779	13,832	5,021	18	-	112,930
10,729	-	Loans	9,629	27,564	-	446	78	-	37,718
117,795	48,476	Financial assets at fair value through profit or loss	105,721	29,031	68,421	7,490	211	(11)	210,864
846	882	Investments in real estate	759	1,118	1,245	2	-	-	3,124
208,788	59,159	Total investments on balance sheet	187,389	80,493	83,498	12,960	307	(11)	364,637

10	-	Investments in joint ventures	9	803	-	739	2	-	1,553
98	17	Investments in associates	88	21	24	122	-	-	256
38,930	4,751	Other assets	34,940	29,346	6,706	4,341	35,411	(36,600)	74,144
247,827	63,927	Consolidated total assets	222,426	110,664	90,229	18,161	35,720	(36,611)	440,590

							EUR millions (unless otherwise stated)
Americas USD millions	United Kingdom GBP millions	December 31, 2014	Americas	The Netherlands	United Kingdom	New Markets	Holding & other activities	Eliminations	Total EUR
		Investments
770	150	Shares	636	161	193	28	105	(1)	1,122
76,393	9,832	Debt securities	63,130	23,250	12,670	4,274	-	-	103,324
11,117	-	Loans	9,187	26,618	-	487	11	-	36,303
11,914	267	Other financial assets	9,845	366	344	16	107	-	10,678
873	-	Investments in real estate	721	1,069	-	2	-	-	1,792
101,067	10,249	Investments general account	83,519	51,463	13,208	4,806	224	(1)	153,219
-	13,287	Shares	-	9,487	17,122	420	-	(10)	27,019
5,549	10,026	Debt securities	4,585	19,320	12,920	244	-	-	37,070
104,704	22,769	Unconsolidated investment funds	86,525	-	29,341	6,293	-	-	122,159
34	2,851	Other financial assets	28	401	3,674	13	-	-	4,117
-	855	Investments in real estate	-	-	1,101	-	-	-	1,101
110,287	49,788	Investments for account of policyholders	91,138	29,209	64,159	6,971	-	(10)	191,467

211,353	60,037	Investments on balance sheet	174,658	80,672	77,367	11,777	224	(11)	344,686
168,561	443	Off balance sheet investments third parties	139,295	868	570	72,474	-	-	213,208
379,914	60,479	Total revenue generating investments	313,953	81,540	77,937	84,251	224	(11)	557,894

		Investments
84,527	9,998	Available-for-sale	69,851	23,197	12,884	4,284	12	-	110,229
11,117	-	Loans	9,187	26,618	-	487	11	-	36,303
114,836	49,184	Financial assets at fair value through profit or loss	94,898	29,788	63,381	7,005	200	(11)	195,261
873	855	Investments in real estate	721	1,069	1,101	2	-	-	2,893
211,353	60,037	Total investments on balance sheet	174,658	80,672	77,367	11,777	224	(11)	344,686

11	-	Investments in joint ventures	9	789	-	670	1	-	1,468
110	18	Investments in associates	91	19	24	6	-	-	140
39,994	4,740	Other assets	33,050	34,737	6,108	4,067	36,448	(36,238)	78,172
251,468	64,795	Consolidated total assets	207,808	116,217	83,498	16,519	36,674	(36,249)	424,467

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4. Premium income and premiums paid to reinsurers

EUR millions	YTD 2015	YTD 2014

Gross
Life	8,851	8,107
Non-Life	1,771	1,518
Total	10,622	9,625

Reinsurance [1]
Life	1,298	1,319
Non-Life	138	152
Total	1,436	1,471

1  Premiums paid to reinsurers are recorded within Benefits and expenses in the income statement.

5. Investment income

EUR millions	YTD 2015	YTD 2014

Interest income	3,538	3,379
Dividend income	754	642
Rental income	68	67
Total investment income	4,360	4,088

Investment income related to general account	3,032	2,801
Investment income for account of policyholders	1,328	1,287
Total	4,360	4,088

6. Results from financial transactions

EUR millions	YTD 2015	YTD 2014

Net fair value change of general account financial investments at FVTPL other than derivatives	48	161
Realized gains /(losses) on financial investments	268	307
Gains /(losses) on investments in real estate	17	(14)
Net fair value change of derivatives	(405)	60
Net fair value change on for account of policyholder financial assets at FVTPL	3,011	5,867
Net fair value change on investments in real estate for account of policyholders	14	28
Net foreign currency gains /(losses)	(28)	(12)
Net fair value change on borrowings and other financial liabilities	12	(4)
Realized gains /(losses) on repurchased debt	1	3
Total	2,937	6,397

The decrease of the net fair value change on for account of policyholder financial assets at FVTPL in Q2 2015 compared to Q2 2014 is mainly driven by interest rates and equity markets movements.

Net fair value change on for accounts of policyholder financial assets at FVTPL is offset by amounts in the Claims and benefits line reported in note 7 - Benefits and expenses.

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7. Benefits and expenses

EUR millions	YTD 2015	YTD 2014

Claims and benefits	17,867	20,338
Employee expenses	1,125	982
Administration expenses	612	552
Deferred expenses	(795)	(656)
Amortization charges	657	493
Total	19,466	21,708

Claims and benefits includes claims and benefits in excess of account value for products for which deposit accounting is applied, and the change in valuation of liabilities for insurance and investment contracts. In addition, commissions and expenses and premiums paid to reinsurers are included. Claims and benefits fluctuate mainly as a result of changes in technical provisions resulting from fair value changes on for account of policyholder financial assets included in Results from financial transactions (note 6).

8. Impairment charges/(reversals)

EUR millions	YTD 2015	YTD 2014

Impairment charges / (reversals) comprise:
Impairment charges on financial assets, excluding receivables [1]	35	49
Impairment reversals on financial assets, excluding receivables [1]	(28)	(35)
Impairment charges / (reversals) on non-financial assets and receivables	1	1
Total	7	16

Impairment charges on financial assets, excluding receivables, from:
Shares	2	3
Debt securities and money market instruments	17	12
Loans	15	35
Total	35	49

Impairment reversals on financial assets, excluding receivables, from:
Debt securities and money market instruments	(24)	(29)
Loans	(4)	(5)
Total	(28)	(35)

1 Impairment charges / (reversals) on financial assets, excluding receivables, are excluded from underlying earnings before tax for segment reporting (refer to note 3).

9. Intangible assets

EUR millions	Jun. 30, 2015	Dec. 31, 2014

Goodwill	228	216
VOBA	1,653	1,546
Future servicing rights	267	255
Software	58	50
Other	10	5
Total intangible assets	2,216	2,073

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Intangible assets, except for goodwill, are predominantly impacted by periodic amortization of balances and changes in exchange rates.

10. Investments

EUR millions	Jun. 30, 2015	Dec. 31, 2014

Available-for-sale (AFS)	112,930	110,229
Loans	37,718	36,303
Financial assets at fair value through profit or loss (FVTPL)	6,206	4,895
Financial assets, for general account, excluding derivatives	156,854	151,427
Investments in real estate	1,879	1,792
Total investments for general account, excluding derivatives	158,733	153,219

Total financial assets, excluding derivatives
	AFS	FVTPL	Loans	Total
Shares	636	512	-	1,148
Debt securities	105,182	2,696	-	107,878
Money market and other short-term investments	5,795	553	-	6,348
Mortgages loans	-	-	32,616	32,616
Private loans	-	-	2,626	2,626
Deposits with financial institutions	-	-	105	105
Policy loans	-	-	2,166	2,166
Other	1,317	2,445	206	3,968
June 30, 2015	112,930	6,206	37,718	156,854

	AFS	FVTPL	Loans	Total
Shares	623	499	-	1,122
Debt securities	101,498	1,826	-	103,324
Money market and other short-term investments	6,799	500	-	7,299
Mortgages loans	-	-	31,729	31,729
Private loans	-	-	2,058	2,058
Deposits with financial institutions	-	-	349	349
Policy loans	-	-	2,028	2,028
Other	1,310	2,070	139	3,519
December 31, 2014	110,229	4,895	36,303	151,427

11. Investments for account of policyholders

EUR millions	Jun. 30, 2015	Dec. 31, 2014

Shares	27,821	27,019
Debt securities	36,338	37,070
Money market and short-term investments	1,684	795
Deposits with financial institutions	2,431	2,908
Unconsolidated investment funds	136,000	122,159
Other	384	415
Total investments for account of policyholders at fair value through profit or loss, excluding derivatives	204,658	190,366
Investment in real estate	1,245	1,101
Total investments for account of policyholders	205,903	191,467

12. Derivatives

The movements in derivative balances mainly result from changes in interest rates and other market movements during the period.

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13. Fair value

The following tables provide an analysis of financial instruments recorded at fair value on a recurring basis by level of the fair value hierarchy:

Fair value hierarchy
EUR millions	Level I	Level II	Level III	Total
As at June 30, 2015
Financial assets carried at fair value
Available-for-sale investments
Shares	22	314	300	636
Debt securities	28,203	72,848	4,131	105,182
Money markets and other short-term instruments	-	5,795	-	5,795
Other investments at fair value	33	348	936	1,317
Total Available-for-sale investments	28,258	79,305	5,368	112,930
Fair value through profit or loss
Shares	263	249	-	512
Debt securities	17	2,671	8	2,696
Money markets and other short-term instruments	81	472	-	553
Other investments at fair value	2	1,245	1,198	2,445
Investments for account of policyholders [1]	124,158	78,787	1,713	204,658
Derivatives	40	21,722	175	21,937
Total Fair value through profit or loss	124,560	105,147	3,095	232,801
Total financial assets at fair value	152,818	184,452	8,462	345,732
Financial liabilities carried at fair value
Investment contracts for account of policyholders [2]	17,440	23,885	156	41,481
Borrowings [3]	-	601	-	601
Derivatives	17	18,015	2,634	20,666
Total financial liabilities at fair value	17,457	42,501	2,790	62,748

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Fair value hierarchy
EUR millions	Level I	Level II	Level III	Total

As at December 31, 2014

Financial assets carried at fair value
Available-for-sale investments
Shares	26	316	280	623
Debt securities	27,491	70,203	3,803	101,497
Money markets and other short-term instruments	-	6,799	-	6,799
Other investments at fair value	31	345	934	1,310
Total Available-for-sale investments	27,548	77,662	5,018	110,229
Fair value through profit or loss
Shares	217	282	-	499
Debt securities	48	1,761	17	1,826
Money markets and other short-term instruments	95	405	-	500
Other investments at fair value	1	832	1,237	2,070
Investments for account of policyholders [1]	114,490	73,919	1,956	190,366
Derivatives	52	27,642	320	28,014
Total Fair value through profit or loss	114,903	104,842	3,530	223,275
Total financial assets at fair value	142,451	182,504	8,548	333,503
Financial liabilities carried at fair value
Investment contracts for account of policyholders [2]	15,371	22,683	165	38,220
Borrowings [3]	-	571	-	571
Derivatives	31	23,007	3,010	26,048
Total financial liabilities at fair value	15,403	46,261	3,175	64,839

1 The investments for account of policyholders included in the table above represents only those investments carried at fair value through profit or loss.

2 The investment contracts for account of policyholders included in the table above represents only those investment contracts carried at fair value.

3 Total borrowings on the statement of financial position contain borrowings carried at amortized cost that are not included in the above schedule.

Significant transfers between Level I, Level II and Level III

Aegon’s policy is to record transfers of assets and liabilities between Level I, Level II and Level III at their fair values as of the beginning of each reporting period.

The table below shows transfers between Level I and II for financial assets and financial liabilities recorded at fair value on a recurring basis during the six-month period ended June 30, 2015.

Fair value transfers
EUR millions	YTD 2015		Full Year 2014
	Transfers Level I to Level II	Transfers Level II to Level I	Transfers Level I to Level II	Transfers Level II to Level I
Financial assets carried at fair value Available-for-sale investments
Available-for-sale investments
Debt securities	8	39	-	45
Total	8	39	-	45
Fair value through profit or loss
Shares	-	39	-	-
Investments for account of policyholders	-	196	163	1
Total	-	235	163	1
Total financial assets at fair value	8	274	163	46

Transfers are identified based on transaction volume and frequency, which are indicative of an active market.

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Movements in Level III financial instruments measured at fair value

The following table summarizes the change of all assets and liabilities measured at estimated fair value on a recurring basis using significant unobservable inputs (‘Level III’), including realized and unrealized gains (losses) of all assets and liabilities and unrealized gains (losses) of all assets and liabilities still held at the end of the respective period.

Roll forward of Level III financial instruments
EUR millions	January 1, 2015	Total gains / losses in income statement [1]	Total gains / losses in OCI [2]	Purchases	Sales	Settlements	Net exchange differences	Reclassification	Transfers from Level I and Level II	Transfers to Level I and Level II	June 30, 2015	Total unrealized gains and losses for the period recorded in the P&L for instruments held at June 30, 2015 ³
Financial assets carried at fair valueavailable-for-sale investments
Shares	280	9	12	36	(49)	-	12	-	-	-	300	-
Debt securities	3,803	(4)	33	542	(161)	(76)	165	-	110	(281)	4,131	-
Other investments at fair value	934	(76)	(1)	55	(41)	(13)	78	-	-	-	936	-
	5,018	(71)	44	633	(251)	(89)	255	-	110	(281)	5,368	-

Fair value through profit or loss
Debt securities	17	-	-	-	-	-	1	-	-	(9)	8	-
Other investments at fair value	1,237	1	-	72	(194)	-	106	-	74	(97)	1,198	3
Investments for account of policyholders	1,956	104	-	193	(544)	-	41	-	-	(36)	1,713	86
Derivatives	320	(210)	-	-	48	-	18	-	-	-	175	(211)
	3,530	(105)	-	264	(691)	-	166	-	74	(143)	3,095	(121)

Financial liabilities carried at fair value
Investment contracts for account of policyholders	165	5	-	9	(29)	-	11	-	-	(5)	156	4
Derivatives	3,010	(480)	-	-	5	-	98	-	-	-	2,634	(480)
	3,175	(475)	-	9	(24)	-	110	-	-	(5)	2,790	(476)
EUR millions	January 1, 2014	Total gains / losses in income statement [1]	Total gains / losses in OCI 2	Purchases	Sales	Settlements	Net exchange differences	Reclassification	Transfers from Level I and Level II	Transfers to Level I and Level II	June 30, 2014	Total unrealized gains and losses for the period recorded in the P&L for instruments held at June 30, 2014 ³
Financial assets carried at fair valueavailable-for-sale investments

Shares	322	36	(14)	29	(101)	-	1	-	-	(1)	271	-
Debt securities	3,162	13	79	665	(157)	(95)	12	-	123	(503)	3,299	-
Other investments at fair value	826	(51)	(12)	72	(29)	(4)	5	-	17	-	824	-
	4,310	(2)	53	765	(287)	(99)	18	-	140	(503)	4,395	-

Fair value through profit or loss
Debt securities	17	1	-	20		(9)	-	-	-	-	30	2
Other investments at fair value	1,217	49	-	16	(145)	-	8	-	64	(14)	1,195	49
Investments for account of policyholders	1,989	45	-	224	(258)	-	9	-	98	(161)	1,947	42
Derivatives	328	(62)	-	-	(14)	-	4	44	-	-	299	(79)
	3,552	33	-	261	(417)	(9)	20	44	162	(175)	3,471	14

Financial liabilities carried at fair value
Investment contracts for account of policyholders	114	2	-	-		-	1	-	-	-	117	2
Derivatives	1,431	421	-	-	16	-	1	44	-	-	1,913	412
	1,545	423	-	-	16	-	2	44	-	-	2,030	414

1 Includes impairments and movements related to fair value hedges. Gains and losses are recorded in the line item results from financial transactions of the income statement.

2 Total gains and losses are recorded in line items Gains/ (losses) on revaluation of available-for-sale investments and (Gains)/ losses transferred to the income statement on disposal and impairment of available-for-sale investment of the statement of other comprehensive income.

3 Total gains / (losses) for the period during which the financial instrument was in Level III.

During the first six months of 2015, Aegon transferred certain financial instruments from Level II to Level III of the fair value hierarchy. The reason for the change in level was that the market liquidity for these securities decreased, which led to a change in market observability of prices. Prior to transfer, the fair value for the Level II securities was determined using observable market transactions or corroborated broker quotes respectively for the same or similar instruments. The amount of assets and liabilities transferred to Level III was EUR 184 million (full year 2014: EUR 485 million). Since the transfer, all such assets have been valued using valuation models incorporating significant non market-observable inputs or uncorroborated broker quotes.

Similarly, during the first six months of 2015, Aegon transferred EUR 429 million (full year 2014: EUR 712 million) of financial instruments from Level III to other levels of the fair value hierarchy. The change in level was mainly the result of a return of activity in the market for these securities and that for these securities the fair value could be determined using observable market transactions or corroborated broker quotes for the same or similar instruments.

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The table below presents information about the significant unobservable inputs used for recurring fair value measurements for certain Level III financial instruments.

Overview of significant unobservable inputs
EUR millions	Carrying amount June 30, 2015	Valuation technique [1]	Significant unobservable input [2]	Range (weighted average)
Financial assets carried at fair value available-for-sale investments
Shares	159	Broker quote	n.a.	n.a.
	141	Other	n.a.	n.a.
	300
Debt securities
	3,548	Broker quote	n.a.	n.a.
	214	Discounted cash flow	Credit spread	1.65% - 3.46% (2.69%)
	369	Other	n.a.	n.a.
	4,131
Other investments at fair value
Tax credit investments	777	Discounted cash flow	Discount rate	8.44%
Investment funds	112	Net asset value	n.a.	n.a.
Other	47	Other	n.a.	n.a.
June 30, 2015	936

Fair value through profit or loss
Debt securities	8	Other	n.a.	n.a.
	8
Other investments at fair value
Investment funds	1,192	Net asset value	n.a.	n.a.
Other	7	Other	n.a.	n.a.
	1,198
Derivatives [3]

Longevity swap	104	Discounted cash flow	Mortality	n.a.
Other	(36)	Other	n.a.	n.a.
June 30, 2015	68

Financial liabilities carried at fair value
Derivatives
Embedded derivatives in insurance contracts	2,431	Discounted cash flow	Credit spread	0.30% - 0.35% (0.32%)
Other	203	Other	n.a.	n.a.
Total financial liabilities at fair value	2,634

1 Other in the table above (column Valuation technique) includes investments for which the fair value is uncorroborated and no broker quote is received.

2 Not applicable (n.a.) has been included when no significant unobservable assumption has been identified and used.

3 Investments for account of policyholders are excluded from the table above and from the disclosure regarding reasonably possible alternative assumptions. Policyholder assets, and their returns, belong to policyholders and do not impact Aegon’s net income or equity. The effect on total assets is offset by the effect on total liabilities. Derivatives exclude derivatives for account of policyholders amounting to EUR 107 million.

The description of Aegon’s methods of determining fair value is included in Aegon’s Annual Report on Form 20-F 2014. For reference purposes, the valuation techniques included in the table above are described in more detail on the following pages.

Shares

When available, Aegon uses quoted market prices in active markets to determine the fair value of its investments in shares. Fair values for unquoted shares are estimated using observations of the price/earnings or price/cash flow ratios of quoted companies considered comparable to the companies being valued. Valuations are adjusted to account for company-specific issues and the lack of liquidity inherent in an unquoted investment. Adjustments for illiquidity are generally based on available market evidence. In addition, a variety of other factors are reviewed by management, including, but not limited to, current operating performance, changes in market outlook and the third-party financing environment.

Available-for-sale shares include shares in a Federal Home Loan Bank (FHLB) for an amount of EUR 117 million (December 31, 2014: EUR 107 million) that are measured at par, which are reported as part of Other in the column Valuation technique. A FHLB has implicit financial support from the United States government. The redemption value of the shares is fixed at par and they can only be redeemed by the FHLB.

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Debt securities

Aegon’s portfolio of debt securities can be subdivided in Residential mortgage-backed securities (RMBS), Commercial mortgage-backed securities (CMBS), Asset-backed securities (ABS), Corporate bonds and Sovereign debt. Below relevant details in the valuation methodology for these specific types of debt securities are described.

Valuations of RMBS, CMBS and ABS are monitored and reviewed on a monthly basis. Valuations per asset type are based on a pricing hierarchy which uses a waterfall approach that starts with market prices from indices and follows with third-party pricing services or brokers. The pricing hierarchy is dependent on the possibilities of corroboration of the market prices. If no market prices are available, Aegon uses internal models to determine fair value. Significant inputs included in the internal models are generally determined based on relative value analyses, which incorporate comparisons to instruments with similar collateral and risk profiles. Market standard models may be used to model the specific collateral composition and cash flow structure of each transaction.

Valuations of corporate bonds are monitored and reviewed on a monthly basis. The pricing hierarchy is dependent on the possibility of corroboration of market prices when available. If no market prices are available, valuations are determined by a discounted cash flow methodology using an internally calculated yield. The yield is comprised of a credit spread over a given benchmark. In all cases, the benchmark is an observable input. The credit spread contains both observable and unobservable inputs. Aegon starts by taking an observable credit spread from a similar bond of the given issuer, and then adjusts this spread based on unobservable inputs. These unobservable inputs may include subordination, liquidity and maturity differences. The weighted average credit spread used in valuation of corporate bonds has increased to 2.69% (December 31, 2014: 2.67%).

If available, Aegon uses quoted market prices in active markets to determine the fair value of its sovereign debt investments. If Aegon cannot make use of quoted market prices, market prices from indices or quotes from third-party pricing services or brokers are used.

Tax credit investments

The fair value of tax credit investments is determined by using a discounted cash flow valuation technique. This valuation technique takes into consideration projections of future capital contributions and distributions, as well as future tax credits and the tax benefits of future operating losses. The present value of these cash flows is calculated by applying a discount rate. In general, the discount rate is determined based on the cash outflows for the investments and the cash inflows from the tax credits/tax benefits (and the timing of those cash flows). These inputs are unobservable in the market place. The discount rate used in valuation of tax credit investments has decreased to 8.4% (December 31, 2014: 8.5%).

Investment funds

Investment funds include real estate funds, private equity funds and hedge funds. The fair values of investments held in non-quoted investment funds are determined by management after taking into consideration information provided by the fund managers. Aegon reviews the valuations each month and performs analytical procedures and trending analyses to ensure the fair values are appropriate.

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Derivatives

Where quoted market prices are not available, other valuation techniques, such as option pricing or stochastic modeling, are applied. The valuation techniques incorporate all factors that a typical market participant would consider and are based on observable market data when available. Models are validated before they are used and calibrated to ensure that outputs reflect actual experience and comparable market prices.

Fair values for exchange-traded derivatives, principally futures and certain options, are based on quoted market prices in active markets. Fair values for over-the-counter (“OTC”) derivatives represent amounts estimated to be received from or paid to a third party in settlement of these instruments. These derivatives are valued using pricing models based on the net present value of estimated future cash flows, directly observed prices from exchange-traded derivatives, other OTC trades, or external pricing services. Most valuations are derived from swap and volatility matrices, which are constructed for applicable indices and currencies using current market data from many industry standard sources. Option pricing is based on industry standard valuation models and current market levels, where applicable. The pricing of complex or illiquid instruments is based on internal models or an independent third party. For long-dated illiquid contracts, extrapolation methods are applied to observed market data in order to estimate inputs and assumptions that are not directly observable. To value OTC derivatives, management uses observed market information, other trades in the market and dealer prices.

Some OTC derivatives are so-called longevity derivatives. The payout of longevity derivatives is linked to publicly available mortality tables. The derivatives are measured using the present value of the best estimate of expected payouts of the derivative plus a risk margin. The best estimate of expected payouts is determined using best estimate of mortality developments. Aegon determined the risk margin by stressing the best estimate mortality developments to quantify the risk and applying a cost-of-capital methodology. The most significant unobservable input for these derivatives is the (projected) mortality development.

Aegon normally mitigates counterparty credit risk in derivative contracts by entering into collateral agreements where practical and in ISDA master netting agreements for each of the Group’s legal entities to facilitate Aegon’s right to offset credit risk exposure. Changes in the fair value of derivatives attributable to changes in counterparty credit risk were not significant.

Embedded derivatives in insurance contracts including guarantees

All bifurcated guarantees for minimum benefits in insurance and investment contracts are carried at fair value. These guarantees include guaranteed minimum withdrawal benefits (GMWB) in the United States, United Kingdom and Japan which are offered on some variable annuity products and are also assumed from a ceding company; minimum investment return guarantees on insurance products offered in the Netherlands, including group pension and traditional products; variable annuities sold in Europe and Japan.

Since the price of these guarantees is not quoted in any market, the fair values of these guarantees are based on discounted cash flows calculated as the present value of future expected payments to policyholders less the present value of assessed rider fees attributable to the guarantees. Given the complexity and long-term nature of these guarantees which are unlike instruments available in financial markets, their fair values are determined by using stochastic models under a variety of market return scenarios. A variety of factors are considered including credit spread, expected market rates of return, equity and interest rate volatility, correlations of market returns, discount rates and actuarial

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assumptions. The most significant unobservable factor is credit spread. The credit spread used in the valuations of embedded derivatives in insurance contracts increased to 0.32% (December 31, 2014: 0.30%).

The expected returns are based on risk-free rates. Aegon added a premium to reflect the credit spread as required. The credit spread is set by using the credit default swap (CDS) spreads of a reference portfolio of life insurance companies (including Aegon), adjusted to reflect the subordination of senior debt holders at the holding company level to the position of policyholders at the operating company level (who have priority in payments to other creditors). Aegon’s assumptions are set by region to reflect differences in the valuation of the guarantee embedded in the insurance contracts.

Since many of the assumptions are unobservable and are considered to be significant inputs to the liability valuation, the liability included in future policy benefits has been reflected within Level III of the fair value hierarchy.

Effect of reasonably possible alternative assumptions

The effect of changes in unobservable inputs on fair value measurement as reported in the 2014 consolidated financial statements of Aegon has not changed significantly as per June 30, 2015.

Fair value information about financial instruments not measured at fair value

The following table presents the carrying values and estimated fair values of financial assets and liabilities, excluding financial instruments which are carried at fair value on a recurring basis.

Fair value information about financial instruments not measured at fair value
EUR millions	Carrying amount June 30, 2015	Total estimated fair value June 30, 2015	Carrying amount December 31, 2014	Total estimated fair value December 31, 2014
Assets
Mortgage loans - held at amortized cost	32,616	36,646	31,729	36,692
Private loans - held at amortized cost	2,626	2,914	2,058	2,454
Other loans - held at amortized cost	2,477	2,477	2,516	2,516

Liabilities
Trust pass-through securities - held at amortized cost	152	138	143	139
Subordinated borrowings - held at amortized cost	755	829	747	828
Borrowings – held at amortized cost	13,734	14,107	13,588	14,056
Investment contracts - held at amortized cost	16,720	17,234	14,985	15,492

Financial instruments for which carrying value approximates fair value

Certain financial instruments that are not carried at fair value are carried at amounts that approximate fair value, due to their short-term nature and generally negligible credit risk. These instruments include cash and cash equivalents, short-term receivables and accrued interest receivable, short-term liabilities, and accrued liabilities. These instruments are not included in the table above.

14. Deferred expenses

EUR millions	Jun. 30, 2015	Dec. 31, 2014

DPAC for insurance contracts and investment contracts with discretionary participation features	11,030	9,523
Deferred cost of reinsurance	445	441
Deferred transaction costs for investment management services	455	409
Total deferred expenses	11,930	10,373

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15. Share capital

EUR millions	Jun. 30, 2015	Dec. 31, 2014

Share capital - par value	328	327
Share premium	8,162	8,270
Total share capital	8,490	8,597

Share capital - par value
Balance at January 1	327	325
Share dividend	-	2
Balance	328	327

Share premium
Balance at January 1	8,270	8,375
Share dividend	(108)	(106)
Balance	8,162	8,270

Basic and diluted earnings per share

EUR millions	YTD 2015	YTD 2014

Earnings per share (EUR per share)
Basic earnings per common share	0.36	0.21
Basic earnings per common share B	0.01	0.01
Diluted earnings per common share	0.36	0.21
Diluted earnings per common share B	0.01	0.01

Earnings per share calculation
Net income attributable to equity holders of Aegon N.V.	827	522
Coupons on other equity instruments	(68)	(83)
Earnings attributable to common shares and common shares B	760	438

Earnings attributable to common shareholders	755	435
Earnings attributable to common shareholders B	5	3

Weighted average number of common shares outstanding (in millions)	2,097	2,092
Weighted average number of common shares B outstanding (in millions)	582	579

Diluted earnings per share is calculated by adjusting the average number of shares outstanding for share options. During the six months ended June 30, 2015 and during 2014, the average share price did not exceed the exercise price of these options. As a result, diluted earnings per share do not differ from basic earnings per share.

Dividend

The Annual General Meeting of Shareholders on May 20, 2015, approved a final dividend for 2014 of EUR 0.12 per common share payable in either cash or stock related to the second half of 2014, paid in the first half of 2015. This results in a total dividend for the financial year 2014 of EUR 0.23 per common share. The cash dividend amounted to EUR 0.12 per common share, the stock dividend amounted to one new Aegon common share for every 55 common shares held. The stock dividend and cash dividend are approximately equal in value.

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Dividend paid on common shares B amounted to 1/40th of the dividend paid on common shares. 42% of shareholders elected to receive the stock dividend. The remaining 58% opted for cash dividend. The average share price calculated on this basis amounted to EUR 6.62. The stock dividend and the cash dividend are approximately equal in value.

Aegon executed a share buyback program to repurchase 16,279,933 common shares. Between June 17, 2015, and July 14, 2015, these common shares were repurchased at an average price of EUR 6.63 per share. This program neutralized the dilutive effect of the 2014 final dividend paid in shares. The repurchased shares will be held as treasury shares and will be used to cover future stock dividends.

At June 30, 2015, Aegon had repurchased 8,062,402 common shares at an average price of EUR 6.64. The liability for the repurchase of the remaining 8,217,531 shares, valued at the closing share price of EUR 6.59 at June 30, 2015, amounted to EUR 54 million.

16. Borrowings

EUR millions	Jun. 30, 2015	Dec. 31, 2014

Capital funding	2,482	2,338
Operational funding	11,853	11,821
Total borrowings	14,335	14,158

Included in borrowings is EUR 601 million relating to borrowings measured at fair value (December 31, 2014: EUR 571 million).

Operational funding

During the first six months of 2015, Aegon redeemed EUR 1,500 million ECB LTRO with a floating coupon. On February 26, 2015, Aegon borrowed EUR 1,000 million under a new ECB LTRO program with a short-term life with a coupon of 0.05% (5bp).

17. Assets and liabilities held for sale

Canada

On October 15, 2014, Aegon reached an agreement to sell its Canadian operations for a total consideration of CAD 600 million (EUR 417 million). The transaction was closed on July 31, 2015 after obtaining regulatory approval. At June 30, 2015, the Canadian operations of Aegon continued to be classified as a disposal group held for sale. The sale resulted in a book loss (excluding valuation reserves) of approximately EUR 760 million, that will be recognized as a result on disposal in the third quarter.

The Canadian operations are included in the Americas segment (note 3).

La Mondiale Participations

La Mondiale Participations was classified as held for sale per December 31, 2014. On March 3, 2015, Aegon completed the sale and therefore La Mondiale Participations is no longer reported as held for sale.

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The table below presents the major types of assets and liabilities included in assets and liabilities classified as held for sale on the consolidated statement of financial position.

Statement of financial position entities held for sale
	Jun. 30, 2015	Dec. 31, 2014
EUR millions
Assets
Intangible assets	205	203
Investments	5,700	5,646
Investments for account of policyholders	1,508	1,496
Investments in associates	-	347
Reinsurance assets	1,022	1,015
Deferred expenses	863	853
Other assets and receivables	281	278
Cash and cash equivalents	45	43
Total assets	9,625	9,881
Insurance contracts	5,184	5,136
Insurance contracts for account of policyholders	1,385	1,375
Investment contracts	57	57
Investment contracts for account of policyholders	123	122
Derivatives	35	35
Other liabilities	1,097	1,086
Total liabilities	7,881	7,810

As of June 30, 2015, there are EUR 481 million of unrealized gains relating to non-current assets and disposal groups classified as held for sale included in other comprehensive income (December 31, 2014: EUR 477 million).

The fair value hierarchy of financial assets and liabilities (measured at fair value), which are presented as held for sale is included below. The fair value hierarchy consists of three levels. Reference is made to the annual report 2014, note 3 Critical accounting estimates and judgement in applying accounting policies, for more details on the fair value hierarchy.

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Fair value hierarchy
EUR millions	Level I	Level II	Level III	Total
As at June 30, 2015
Financial assets carried at fair value
Available-for-sale investments
Debt securities	1,721	2,193	63	3,976
Money markets and other short-term instruments	-	162	-	162
Other investments at fair value	-	-	1	1
Total Available-for-sale investments	1,721	2,354	64	4,140
Fair value through profit or loss
Shares	1,051	-	-	1,051
Debt securities	50	26	-	76
Money markets and other short-term instruments	-	315	-	315
Investments for account of policyholders	1,508	-	-	1,508
Total Fair value through profit or loss	2,609	341	-	2,950
Total financial assets at fair value	4,330	2,696	64	7,090
Financial liabilities carried at fair value
Investment contracts for account of policyholders	123	-	-	123
Derivatives	-	1	34	35
Total financial liabilities at fair value	123	1	34	157

Fair value hierarchy
EUR millions	Level I	Level II	Level III	Total
As at December 31, 2014
Financial assets carried at fair value
Available-for-sale investments
Debt securities	1,706	2,168	62	3,937
Money markets and other short-term instruments	-	159	-	159
Other investments at fair value	-	-	1	1
Total Available-for-sale investments	1,706	2,328	63	4,097
Fair value through profit or loss
Shares	1,043	-	-	1,043
Debt securities	50	26	-	75
Money markets and other short-term instruments	-	313	-	313
Investments for account of policyholders	1,496	-	-	1,496
Total Fair value through profit or loss	2,589	339	-	2,928
Total financial assets at fair value	4,295	2,666	63	7,025
Financial liabilities carried at fair value
Investment contracts for account of policyholders	122	-	-	122
Derivatives	-	1	34	35
Total financial liabilities at fair value	122	1	34	156

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18. Commitments and contingencies

On January 13, 2015, the Dutch court approved a request filed jointly by Aegon and BPHV to remove restrictions on the capital of the harbour workers’ former pension fund Optas. On April 21, 2015 the appeal period expired, after which Aegon made the agreed payment to BPHV of EUR 80 million and the restrictions on the capital were removed. In addition Aegon will contribute up to EUR 20 million to help mitigate the effect of an announced reduction in the tax-free pension allowance in the Netherlands.

There have been no other material changes in contingent assets and liabilities as reported in the 2014 consolidated financial statements of Aegon.

19. Acquisitions / divestments

Acquisitions

On June 4, 2015 Aegon completed a strategic asset management partnership with La Banque Postale. Under the terms of the agreement, Aegon has acquired a 25% stake in La Banque Postale Asset Management (LBPAM) for a consideration of EUR 117 million.

Divestments

On March 3, 2015, Aegon completed the sale of its 35% share in La Mondiale Participations following the granting of approval by the French Competition Authority (Autorité de la Concurrence). The agreement to sell Aegon’s stake in La Mondiale Participations to La Mondiale for EUR 350 million was announced on November 24, 2014. Proceeds from the sale were added to Aegon’s excess capital buffer, and increased the group’s Insurance Group Directive (IGD) solvency ratio by over 4 percentage points at the time of the sale.

20. Events after the balance sheet date

On July 10, 2015, Aegon announced that it has reached an agreement to sell Clark Consulting, its Bank-Owned Life Insurance (BOLI) distribution and servicing unit in the US, for an amount of USD 177.5 million (EUR 160 million). The transaction is expected to close in the third quarter of 2015, subject to regulatory approvals. The impact on net income from the sale of Clark Consulting is expected to be immaterial as tax benefits from the recognition of a tax loss largely offset the loss on sale.

On July 31, 2015, Aegon completed the sale of its Canadian life insurance business following regulatory approval. The agreement to sell Aegon’s Canadian life insurance business for an amount of CAD 600 million (EUR 417 million) was announced on October 16, 2014. The transaction results in a book loss of CAD 1,158 million (EUR 760 million), which will be recorded in the third quarter of 2015. Aegon has earmarked the proceeds of this transaction for the redemption of the USD 500 million 4.625% senior bond, due December 2015.

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ITEM 2: OPERATING AND FINANCIAL REVIEW AND PROSPECTS

2.1 Introduction

Aegon is committed to providing information on key factors that drive its business and affect its financial condition, results and value. Aegon’s disclosure practices have been developed over many years with due consideration of the needs and requirements of its stakeholders, including regulators, investors and research analysts. Aegon has substantive supplemental information in its annual and quarterly accounts to provide transparency of its financial results. Aegon has provided insight into its critical accounting policies and the methodologies Aegon applies to manage its risks. For a discussion of critical accounting policies see “Application of Critical Accounting Policies – IFRS Accounting Policies”. For a discussion of Aegon’s risk management methodologies see Item 11, “Quantitative and Qualitative Disclosures About Market Risk” as included in the Cross reference table Form 20-F in Aegon’s 2014 Annual Report on Form 20-F filed with the SEC on March 20, 2015.

2.2 Application of Critical Accounting Policies - IFRS Accounting Policies

The Operating and Financial Review and Prospects are based upon Aegon’s consolidated financial statements, which have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (IFRS). Application of the accounting policies in the preparation of the financial statements requires management to apply judgment involving assumptions and estimates concerning future results or other developments, including the likelihood, timing or amount of future transactions or events. There can be no assurance that actual results will not differ materially from those estimates. Accounting policies that are critical to the financial statement presentation and that require complex estimates or significant judgment are described in the following sections.

The description of Aegon’s methods of determining fair value and fair value hierarchy is included in Aegon’s Annual Report on Form 20-F 2014 (i.e. note 3 and note 47 of the notes to the consolidated financial statements). For reference purposes, note 13 of the notes to the condensed consolidated interim financial statements in Item 1 includes more detail on the valuation techniques for certain Level III financial instruments.

i Valuation of assets and liabilities arising from life insurance contracts

The liability for life insurance contracts with guaranteed or fixed account terms is generally based on current assumptions or on the assumptions established at the inception of the contract. All contracts are subject to liability adequacy testing which reflects management’s current estimates of future cash flows (including investment returns). To the extent that the liability is based on current assumptions, a change in assumptions will have an immediate impact on the income statement. Also, if a change in assumption results in not passing the liability adequacy test, the entire deficiency is recognized in the income statement. To the extent that the deficiency relates to unrealized gains and losses on available-for-sale investments, the additional liability is recognized in the revaluation reserve in equity.

Some insurance contracts without a guaranteed or fixed contractual term contain guaranteed minimum benefits. Depending on the nature of the guarantee, it may either be bifurcated and presented as a derivative or be reflected in the value of the insurance liability in accordance with local accounting principles. Given the dynamic and complex nature of these guarantees, stochastic techniques under a variety of market return scenarios are often used for measurement purposes. Such models require management to make numerous estimates based on historical experience and market expectations. Changes in these estimates will immediately affect the income statement.

In addition, certain acquisition costs related to the sale of new policies and the purchase of policies already in force are recorded as DPAC and VOBA assets respectively, and are amortized to the income

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statement over time. If the assumptions relating to the future profitability of these policies are not realized, the amortization of these costs could be accelerated and may even require write-offs due to unrecoverability.

ii Actuarial and economic assumptions

The main assumptions used in measuring DPAC, VOBA and the liabilities for life insurance contracts with fixed or guaranteed terms relate to mortality, morbidity, investment return and future expenses. Depending on local accounting principles, surrender rates may be considered.

Mortality tables applied are generally developed based on a blend of company experience and industry wide studies, taking into consideration product characteristics, own risk selection criteria, target market and past experience. Mortality experience is monitored through regular studies, the results of which are fed into the pricing cycle for new products and reflected in the liability calculation when appropriate. For contracts insuring survivorship, allowance may be made for further longevity improvements. Morbidity assumptions are based on own claims severity and frequency experience, adjusted where appropriate for industry information.

Investment assumptions are prescribed by the local regulator, market observable or based on management’s future expectations. In the latter case, the anticipated future investment returns are set by management on a countrywide basis, considering available market information and economic indicators. A significant assumption related to estimated gross profits on variable annuities and variable life insurance products in the United States and some of the smaller countries, is the annual long-term growth rate of the underlying assets. The reconsideration of this assumption may affect the original DPAC or VOBA amortization schedule, referred to as DPAC or VOBA unlocking. The difference between the original DPAC or VOBA amortization schedule and the revised schedule, which is based on estimates of actual and future gross profits, is recognized in the income statement as an expense or a benefit in the period of determination.

Assumptions on future expenses are based on the current level of expenses, adjusted for expected expense inflation if appropriate.

Surrender rates depend on product features, policy duration and external circumstances such as the interest rate environment and competitor and policyholder behavior. For policies with account value guarantees based on equity market movements, a dynamic lapse assumption is utilized to reflect policyholder behavior based on whether the guarantee is in the money. Own experience, as well as industry published data, are used in establishing assumptions.

Actuarial assumption and model updates

Assumptions are reviewed periodically, typically in the third quarter, based on historical experience and observable market data, including market transactions such as acquisitions and reinsurance transactions. Similarly, the models and systems used for determining our liabilities are reviewed periodically and, if deemed necessary, updated based on emerging best practices and available technology.

During 2014, Aegon implemented model and assumption updates resulting in a net EUR 352 million charge to income before tax.

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Charges arising from assumption and model updates included in underlying earnings before tax amounted to EUR 221 million:

●            A charge for actuarial assumption updates in the Americas Life & Protection business amounted to EUR 265 million, and was primarily related to updated mortality assumptions for the older ages. Model updates, including changes to modeled premium persistency, had a negative impact of EUR 29 million; and

●            Actuarial assumption changes and model updates in the Americas Individual Savings & Retirement business resulted in a gain of EUR 100 million. Updated assumptions in variable annuities related to policyholder behavior on partial withdrawals accounted for the majority of an aggregated EUR 129 million benefit. A EUR 29 million charge was mainly caused by updated assumptions for the asset portfolio at fixed annuities.

Actuarial assumption changes and model updates not included in underlying earnings before tax had an adverse impact on income before tax of EUR 131 million. They consisted of a charge of EUR 118 million in the Americas, mainly caused by adjusting the modeled hedging costs for the GMWB variable annuity book, improving the hedging models for indexed universal life products and updating the discount rate on reserves in the run-off life reinsurance book, and a charge of EUR 13 million in the Netherlands from model updates.

For the first half of 2015, Aegon kept its long-term equity market return assumption for the estimated gross profits on variable life and variable annuity products in the Americas at 8% (December 31, 2014: 8%). The long-term assumption for 10-year US Treasury yields remains at 4.25% and the uniform grading period is 10 years. Aegon’s assumed returns for US separate account bond fund remain at 4% over the next 10 years and 6% thereafter. The 90-day Treasury yield is 0.01% at June 30, 2015 and 0.04% at December 31, 2014, and is assumed to remain level for the next two years followed by an eight year grade to 2.5%. On a quarterly basis, the estimated gross profits are updated for the difference between the estimated market return and the actual market return.

Sensitivity on variable annuities and variable life insurance products in the United States

A 1% decrease in the expected long-term equity growth rate with regard to Aegon’s variable annuities and variable life insurance products in the United States would result in a decrease in DPAC and VOBA balances and reserve strengthening of approximately EUR 142 million (December 31, 2014: EUR 130 million). The DPAC and VOBA balances for these products in the United States amounted to EUR 3.0 billion at June 30, 2015 (December 31, 2014: EUR 2.6 billion).

For the fixed annuities and fixed universal life insurance products, the estimated gross profits (EGP) calculations include a net interest rate margin, which Aegon assumes will remain practically stable under any reasonably likely interest rate scenario.

A relative increase ranging from 5% to 10% to the mortality assumption, dependent on the block of business, would reduce net income by approximately EUR 74 million (December 31, 2014: EUR 63 million). A relative 20% increase in the lapse rate assumption would increase net income by approximately EUR 84 million (December 31, 2014: EUR 71 million).

Any reasonably possible changes in the other assumptions Aegon uses to determine EGP margins (i.e. maintenance expenses, inflation and disability) would reduce net income by less than EUR 24 million (per assumption change) (December 31, 2014: EUR 32 million).

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Deferred expenses

For further details refer to note 14 of the interim financial statements. The movements in DPAC and deferred cost of reinsurance over the first six months of 2015 compared to the first six months of 2014 can be summarized and compared as follows:

EUR millions	DPAC	Deferred costs of reinsurance	Deferred transaction costs

Balance at January 1, 2015	9,523	441	409
Costs deferred/rebates granted during the year	770	-	25
Amortizations through income statement	(520)	(34)	(16)
Shadow accounting adjustments	434	-	-
Net exchange differences	822	38	36
Other	1	-	-
At June 30, 2015	11,030	445	455

EUR millions	DPAC	Deferred costs of reinsurance	Deferred transaction costs

Balance at January 1, 2015	9,229	421	356
Costs deferred/rebates granted during the year	639	-	17
Amortizations through income statement	(402)	(20)	(13)
Shadow accounting adjustments	(430)	-	-
Net exchange differences	131	3	6
Other	(5)	-	-
At June 30, 2014	9,161	404	365

DPAC per strategic business unit is as follows per June 30, 2015 and December 31, 2014:

EUR millions	Americas	The Netherlands	United Kingdom	New markets	Total
Life	5,260	40	164	767	6,230
Individual savings and retirement products	1,949	-	-	43	1,991
Pensions	-	64	2,399	-	2,464
Run-off business	345	-	-	-	345
At June 30, 2015	7,553	104	2,563	809	11,030

EUR millions	Americas	The Netherlands	United Kingdom	New markets	Total
Life	4,479	48	147	613	5,287
Individual savings and retirement products	1,587	-	-	39	1,626
Pensions	-	66	2,231	-	2,297
Run-off businesses	313	-	-	-	313
At December 31, 2014	6,379	114	2,378	653	9,523

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VOBA

For further details refer to note 9 of the interim financial statements. The movement in VOBA over the first six months of 2015 compared to the first six months of 2014 can be summarized and compared as follows:

EUR millions	2015	2014

At January 1	1,546	1,768
Additions	-	1
Amortization/depreciation through income statement	(78)	(52)
Shadow accounting adjustments	53	(115)
Net exchange differences	132	21
Other	(1)	-
At June 30	1,653	1,622

VOBA per strategic business unit is as follows per June 30, 2015 and December 31, 2014:

EUR millions	Americas	The Netherlands	United Kingdom	New markets	Total 2015
Life	984	-	-	10	994
Individual savings and retirement products	185	-	-	-	185
Pensions	11	29	396	-	436
Distribution	-	9	-	-	9
Run off businesses	29	-	-	-	29

At June 30, 2015	1,209	38	396	10	1,653

EUR millions	Americas	The Netherlands	United Kingdom	New markets	Total 2014
Life	909	-	-	10	919
Individual savings and retirement products	179	-	-	-	179
Pensions	11	31	373	-	415
Distribution	-	11	-	-	11
Run off businesses	22	-	-	-	22

At December 31, 2014	1,121	42	373	10	1,546

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2.3 Guarantees in insurance contracts

For financial reporting purposes Aegon distinguishes between the following types of minimum guarantees:

a.	Financial guarantees: these life contingent guarantees are treated as bifurcated embedded derivatives, valued at fair value and presented as derivatives;
b.	Total return annuities: these guarantees are not bifurcated from their host contracts because they are valued at fair value and presented as part of insurance contracts;
c.	Life contingent guarantees in the United States: these guarantees are not bifurcated from their host contracts, valued in accordance with insurance accounting and presented together with insurance contracts; and
d.	Minimum investment return guarantees in the Netherlands: these guarantees are not bifurcated from their host contracts, valued at fair value and presented together with the underlying insurance contracts.

In addition to the guarantees mentioned above, Aegon has traditional life insurance contracts that include minimum guarantees that are not valued explicitly; however, the adequacy of all insurance liabilities, net of VOBA and DPAC, are assessed periodically.

a.	Financial guarantees

In the United States and New Markets (variable annuities sold in United Kingdom), a guaranteed minimum withdrawal benefit (GMWB) is offered directly on some variable annuity products Aegon issues and is also assumed from a ceding company. Variable annuities allow a customer to provide for the future on a tax-deferred basis and to participate in equity or bond market performance. Variable annuities allow a customer to select pay-out options designed to help meet the customer’s need for income upon maturity, including lump sum payment or income for life or for a period of time. This benefit guarantees that a policyholder can withdraw a certain percentage of the account value, starting at a certain age or duration, for either a fixed period or during the life of the policyholder.

In the Netherlands, individual variable unit-linked products have a minimum benefit guarantee if premiums are invested in certain funds. The sum insured at maturity or upon the death of the beneficiary has a minimum guaranteed return (in the range of 3% to 4%) if the premium has been paid for a consecutive period of at least ten years and is invested in a mixed fund and/or fixed-income funds. No guarantees are given for equity investments only.

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The following table provides information on the liabilities for financial guarantees for minimum benefits, net of present value of the expected future premiums that are received to cover these guarantees:

Liabilities for financial guarantees for minimum benefits
EUR millions	United States [1]	Canada [1]	The Netherlands [2]	New Markets	2015 Total [3]	United States [1]	Canada [1]	The Netherlands [2]	New Markets	2014 Total [3]

At january 1	1,087	-	1,733	53	2,873	(72)	6	1,181	(4)	1,112
Incurred guarantee benefits [4]	(261)	-	(327)	-	(589)	369	5	221	-	595
Net exchange differences	93	-	-	-	93	-	-	-	-	-
At June 30	919	-	1,405	53	2,378	297	12	1,402	(4)	1,707

Balance at June 30
Account value [5]	32,443	-	7,916	-	40,359	22,352	1,413	9,395	-	33,159
Net amount at risk [6]	101	-	1,476	-	1,577	47	14	1,305	-	1,365

1 Guaranteed minimum accumulation and withdrawal benefits.

2 Fund plan and unit-linked guarantees.

3 Balances are included in the derivatives liabilities on the face of the statement of financial position.

4 Incurred guarantee benefits mainly comprise the effect of guarantees from new contracts, releases related to expired out-of-the-money guarantees and fair value movements during the reporting year.

5 Account value reflects the actual fund value for the policyholders.

6 The net amount at risk represents the sum of the positive differences between the discounted maximum amount payable under the guarantees and the account value.

The decrease of incurred guarantee benefits mainly relates to fair value movements due to increasing interest rates, partly offset by increased equity markets and tightening own credit spread.

Aegon Americas reinsures the elective guaranteed minimum withdrawal benefit rider issued with a ceding company’s variable annuity contracts. The rider is essentially a return of premium guarantee, which is payable over a period of at least 14 years from the date that the policyholder elects to start withdrawals. At contract inception, the guaranteed remaining balance is equal to the premium payment. The periodic withdrawal is paid by the ceding company until the account value is insufficient to cover additional withdrawals. Once the account value is exhausted, Aegon pays the periodic withdrawals until the guaranteed remaining balance is exhausted. At June 30, 2015, the reinsured account value was EUR 2.7 billion (December 2014: EUR 2.6 billion) and the guaranteed remaining balance was EUR 1.8 billion (December 2014: EUR 1.7 billion).

The reinsurance contract is accounted for as a derivative and is carried in Aegon’s statement of financial position at fair value. At June 30, 2015, the contract had a value of EUR 55 million (December 31, 2014: EUR 59 million). Aegon entered into a derivative program to mitigate the overall exposure to equity market and interest rate risks associated with the reinsurance contract. This program involves selling equity futures contracts (S&P 500, Nasdaq, FTSE100 and NKY225 in accordance with Aegon’s exposure) to mitigate the effect of equity market movement on the reinsurance contract and the purchase of over-the-counter interest rate swaps to mitigate the effect of movements in interest rates on the reinsurance contracts.

b.	Total return annuities

Total Return Annuity (TRA) is an annuity product in the United States which provides customers with a pass-through of the total return on an underlying portfolio of investment securities (typically a mix of corporate and convertible bonds) subject to a cumulative minimum guarantee. Both the assets and liabilities are carried at fair value, however, due to the minimum guarantee not all of the changes in the market value of the asset will be offset in the valuation of the liability. This product exists in both the fixed annuity and life reinsurance lines of business and in both cases represents closed blocks. The reinsurance contract is in the form of modified coinsurance, so only the liability for the minimum guarantee is recorded on Aegon’s books.

Product balances as of June 30, 2015, were EUR 387 million in fixed annuities (December 31, 2014: EUR 380 million) and EUR 127 million in life reinsurance (December 31, 2014: EUR 118 million).

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c.	Life contingent guarantees in the United States

Certain variable insurance contracts in the United States also provide guaranteed minimum death benefits (GMDB) and guaranteed minimum income benefits (GMIB). Under a GMDB, the beneficiaries receive the greater of the account balance or the guaranteed amount upon the death of the insured. The net amount at risk for GMDB contracts is defined as the current GMDB in excess of the capital account balance at the balance sheet date.

The GMIB feature provides for minimum payments if the contract holder elects to convert to an immediate pay-out annuity. The guaranteed amount is calculated using the total deposits made by the contract holder, less any withdrawals and sometimes includes a roll-up or step-up feature that increases the value of the guarantee with interest or with increases in the account value.

The additional liability for guaranteed minimum benefits that are not bifurcated are determined each period by estimating the expected value of benefits in excess of the projected account balance and recognizing the excess over the accumulation period based on total expected assessments. The estimates are reviewed regularly and any resulting adjustment to the additional liability is recognized in the income statement. The benefits used in calculating the liabilities are based on the average benefits payable over a range of stochastic scenarios. Where applicable, the calculation of the liability incorporates a percentage of the potential annuitizations that may be elected by the contract holder. In the table below, no significant movements are shown for incurred guarantee benefits due to differences in measurement compared to financial guarantees and life contingent guarantees in the Netherlands.

The following table provides information on the liabilities for guarantees for minimum benefits that are included in the valuation of the host contracts:

Liabilities for guarantees Americas
EUR millions	GMDB [1]	GMIB [2]	2015 Total [4]	GMDB [1]	GMIB [2]	2014 Total [4]

At january 1	419	782	1,201	323	644	967
Incurred guarantee benefits [5]	44	(116)	(72)	21	35	56
Paid guarantee benefits	(34)	(7)	(41)	(27)	(11)	(38)
Net exchange differences	36	67	93	2	4	6
At June 30	466	726	1,192	319	672	991

	GMDB [1,3]	GMIB [2,3]		GMDB [1,3]	GMIB [2,3]
Balance at June 30
Account value [6]	52,647	6,338		40,789	6,088
Net amount at risk [7]	1,942	535		1,487	421
Average attained age of contractholders	69	69		69	69

[1] Guaranteed minimum death benefit in the United States.

[2] Guaranteed minimum income benefit in the United States.

[3] Note that the variable annuity contracts with guarantees may offer more than one type of guarantee in each contract; Therefore, the amounts listed are not mutually exclusive.

[4] Balances are included in the insurance liabilities on the face of the statement of financial position.

[5] Incurred guarantee benefit mainly comprise the effect of guarantees from new contracts, releases related to expired out-of-the-money guarantees and value changes as a consequence of interest movements during the reporting year.

[6] Account value reflects the actual fund value for the policyholders.

[7] The net amount at risk is defined as the present value of the minimum guaranteed annuity payments available to the contract holder determined in accordance with the terms of the contract in excess of the current account balance.

d.	Minimum investment return guarantees in the Netherlands

The traditional life and pension products offered by Aegon in the Netherlands include various products that accumulate a cash value. Premiums are paid by customers at inception or over the term of the contract. The accumulation products pay benefits on the policy maturity date, subject to survival of the

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insured. In addition, most policies also pay death benefits if the insured dies during the term of the contract. The death benefits may be stipulated in the policy or depend on the gross premiums paid to date. Premiums and amounts insured are established at inception of the contract. The amount insured can be increased as a result of profit sharing, if provided for under the terms and conditions of the product. Minimum interest guarantees exist for all generations of traditional accumulation products written. Older generations contain a 4% guarantee; in recent years the guarantee has decreased to 3%.

The traditional group pension contracts offered by Aegon in the Netherlands include large group insurance contracts that have an individually determined asset investment strategy underlying the pension contract. The guarantee given is that the profit sharing is the maximum of 0% and the realized return on an asset portfolio specified in the policy conditions, adjusted for technical interest rates ranging from 3% to 4%. If the adjusted return is negative, the 0% minimum is effective, but the loss in any given year is carried forward to be offset against any future surpluses within the contract period. In general, a guarantee is given for the life of the underlying employees so that their pension benefit is guaranteed. Large group contracts also share technical results (mortality risk and disability risk). The contract period is typically five years and the premiums are fixed over this period.

These guarantees are valued at fair value and are included as part of insurance liabilities with the underlying host insurance contracts.

The following table provides information on the liabilities for guarantees that are included in the valuation of the host contracts, net of the present value of the expected future premiums that are received to cover these guarantees:

Liabilities for guarantees The Netherlands
EUR millions	2015 GMI [1,2]	2014 GMI [1,2]

At january 1	5,433	2,462
Incurred guarantee benefits [3]	(981)	1,008
At June 30	4,451	3,470

Balance at June 30
Account value [4]	18,116	15,534
Net amount at risk [5]	3,793	3,065

[1] Guaranteed minimum investment return in the Netherlands.

[2] Balances are included in the insurance liabilities on the face of the statement of financial position.

[3] Incurred guarantee benefits mainly comprise the effect of guarantees from new contracts, releases related to expired out-of-the-money guarantees and fair value movements during the reporting year.

[4] Account value reflects the liability value of the insurance contracts as a whole.

[5] The net amount at risk represents the sum of the differences between the guaranteed and actual amount that is credited to the policyholders. For individual policies only positive differences are included, for Group pensions contracts carry forwards of negative differences are recognized.

Fair value measurement of guarantees in insurance contracts

The fair values of guarantees mentioned above (with the exception of life contingent guarantees in the United States) are calculated as the present value of future expected payments to policyholders less the present value of assessed rider fees attributable to the guarantees. For further details refer to note 13 of the interim financial statements.

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For equity volatility, Aegon uses a term structure assumption with market-based implied volatility inputs for the first five years and a long-term forward rate assumption of 25% thereafter. The volume of observable option trading from which volatilities are derived generally declines as the contracts’ term increases, therefore, the volatility curve grades from implied volatilities for five years to the ultimate rate. The resulting volatility assumption in year 20 for the S&P 500 index (expressed as a spot rate) was 24.3% at June 30, 2015, and 24.3% at December 31, 2014. Correlations of market returns across underlying indices are based on historical market returns and their inter-relationships over a number of years preceding the valuation date. Assumptions regarding policyholder behavior, such as lapses, included in the models are derived in the same way as the assumptions used to measure insurance liabilities.

Had Aegon used a long-term equity implied volatility assumption that was five volatility points higher or lower, the impact on income before tax would have been a decrease of EUR 110 million or an increase of EUR 100 million, respectively, in IFRS income before tax for the first six months of 2014 (2014 full year: EUR 106 million decrease and EUR 96 million increase).

These assumptions are reviewed at each valuation date, and updated based on historical experience and observable market data, including market transactions such as acquisitions and reinsurance transactions.

Aegon utilizes different risk management strategies to mitigate the financial impact of the valuation of these guarantees on the results including asset and liability management and derivative hedging strategies to hedge certain aspects of the market risks embedded in these guarantees. Guarantees valued at fair value contributed a net loss before tax of EUR 55 million for the six months ended June 30, 2015 (six months ended June 30, 2014: loss of EUR 85 million), to earnings. The main drivers of this loss before tax are negative results of EUR 8 million related to increases in equity volatilities (six months ended June 30, 2014: EUR 35 million gain), partly offset by positive results related to increases in risk free rates of EUR 1,083 million (six months ended June 30, 2014: EUR 1,814 million loss), EUR 8 million related to increasing own credit spread (six months ended June 30, 2014: EUR 193 million loss) and EUR 104 million related to an increase in equity markets (six months ended June 30, 2014: EUR 324 million gain). Hedges related to these guarantee reserves contributed fair value losses of EUR 1,466 million to income before tax for the six months ended June 30, 2015 (six months ended June 30, 2014: gain of EUR 1,417 million) while DPAC offset and other contributed a gain of EUR 223 million (six months ended June 30, 2014: EUR 146 million gain).

Guarantee reserves decreased EUR 1,497 million in the first six months of 2015 (six months ended June 30, 2014: increase of EUR 1,617 million).

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2.4 Additional information on credit risk, unrealized losses and impairments

Debt instruments

The amortized cost and fair value of debt securities, money market investments and other, included in Aegon’s available-for-sale (AFS) portfolios, are as follows as of June 30, 2015, and December 31, 2014:

EUR millions	Amortized cost	Unrealized gains	Unrealized losses	Total fair value	Fair value instruments of with unrealized gains	Fair value instruments of with unrealized losses
June 30, 2015
Debt securities
United States Government	8,218	783	(112)	8,890	6,385	2,505
Dutch Government	4,318	752	(1)	5,069	4,956	113
Other Government	14,369	2,198	(21)	16,545	15,405	1,141
Mortgage backed securities	10,338	587	(150)	10,775	7,416	3,359
Asset backed securities	8,493	655	(99)	9,048	6,493	2,555
Corporate	50,945	4,621	(711)	54,855	43,886	10,968
Money market investments	5,795	-	-	5,795	5,795	-
Other	1,143	209	(35)	1,317	1,194	123
Total	103,618	9,805	(1,129)	112,294	91,531	20,763

Of which held by Aegon Americas, NL and UK	98,775	9,553	(1,062)	107,266	88,353	18,913

EUR millions	Amortized cost	Unrealized gains	Unrealized losses	Total fair value	Fair value instruments of with unrealized gains	Fair value instruments of with unrealized losses
December 31, 2014
Debt securities
United States Government	6,731	1,092	(22)	7,801	6,693	1,108
Dutch Government	4,705	1,025	(1)	5,729	5,707	23
Other Government	13,439	2,559	(29)	15,969	15,510	459
Mortgage backed securities	10,017	637	(124)	10,530	8,559	1,971
Asset backed securities	8,011	696	(123)	8,584	5,672	2,912
Corporate	47,561	5,758	(435)	52,884	46,566	6,318
Money market investments	6,799	-	-	6,799	6,799	-
Other	1,136	204	(30)	1,310	1,140	170
Total	98,399	11,971	(764)	109,606	96,646	12,960

Of which held by Aegon Americas, NL and UK	94,409	11,656	(743)	105,323	93,142	12,181

Unrealized losses by sector

The composition by industry category of Aegon’s available-for-sale debt securities and money market investments in an unrealized loss position at June 30, 2015 and December 31, 2014, is presented in the following table:

Unrealized losses - debt securities and money market investments
EUR millions	Jun. 30, 2015		Dec. 31, 2014
	Carrying value of instruments with unrealized losses	Gross unrealized losses	Carrying value of instruments with unrealized losses	Gross unrealized losses
Residential mortgage-backed securities (RMBSs)	1,981	(158)	1,249	(145)
Commercial mortgage-backed securities (CMBSs)	1,517	(27)	987	(18)
Asset-backed securities (ABSs) - CDOs backed by ABS, Corp. bonds, Bank loans	1,336	(33)	1,552	(54)
ABSs - Other	793	(24)	980	(26)
Financial Industry - Banking	1,919	(177)	1,228	(179)
Financial Industry - Insurance	577	(32)	242	(15)
Financial Industry - Other	573	(23)	325	(15)
Industrial	5,881	(382)	3,835	(197)
Utility	716	(42)	239	(11)
Sovereign	3,497	(130)	1,375	(51)
Total held by Aegon Americas, NL and UK	18,791	(1,028)	12,011	(713)
Held by other segments	1,850	(66)	779	(21)
Total	20,641	(1,094)	12,790	(734)

As of June 30, 2015, there are EUR 9,345 million (December 31, 2014: EUR 11,452 million) of gross unrealized gains and EUR 1,028 million (December 31, 2014: EUR 713 million) of gross unrealized

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losses in the AFS debt securities portfolio of Aegon Americas, Aegon the Netherlands and Aegon UK. One issuer represents more than 4% of the total unrealized loss position. The unrealized loss is EUR 112 and relates to securities issued by the government of the United States of America and is primarily from rising interest rates.

Financial and credit market conditions were mixed during the first half of 2015. Developed-world growth remains positive, but generally below potential, frustrating policy-makers’ efforts to generate a strong recovery. European sovereign debt yields have risen significantly from their very low levels reached earlier in the first half of the year. US equity markets had moderately positive returns, while many other global markets were stronger. The US Federal Reserve maintained a Fed Funds rate near zero, but has actively debated the timing of potential tightening over the coming months. US Treasury rates rose. Corporate default rates have remained low due largely to readily available access to funding and strong corporate balance sheet fundamentals. However, credit spreads were mixed during the first half of 2015, with Investment Grade spreads wider but High Yield spreads tighter. Commodity prices were mixed, as oil prices rebounded from lows reached early in 2015. The increase in US Treasury rates caused the market values of fixed income holdings to decrease relative to their carrying values.

Impairment of financial assets

Aegon regularly monitors industry sectors and individual debt securities for indicators of impairment. These indicators may include one or more of the following: 1) deteriorating market to book ratio, 2) increasing industry risk factors, 3) deteriorating financial condition of the issuer, 4) covenant violations by the issuer, 5) high probability of bankruptcy of the issuer, or 6) internationally recognized credit rating agency downgrades. Additionally, for asset-backed securities, cash flow trends and underlying levels of collateral are monitored. A security is impaired if there is objective evidence that a loss event has occurred after the initial recognition of the asset that has a negative impact on the estimated future cash flows. A specific security is considered to be impaired when it is determined that not all amounts due (both principal and interest) will be collected as contractually scheduled.

In the sections below a description is provided on the composition of the categories of debt securities and money market investments. Individual issuers rated below investment grade in any sector which have unrealized loss positions greater than EUR 25 million are disclosed separately. Furthermore, quality ratings of investment portfolios are based on a composite of the main rating agencies (S&P, Moody’s and Fitch) and Aegon’s internal rating of the counterparty.

Residential mortgage-backed securities

Aegon Americas, Aegon the Netherlands and Aegon UK hold EUR 5,476 million (December 31, 2014: EUR 5,449 million) of residential mortgage- backed securities (RMBS), of which EUR 4,580 million (December 31, 2014: EUR 4,499 million) is held by Aegon Americas, EUR 873 million (December 31, 2014: EUR 932 million) by Aegon the Netherlands and EUR 23 million (December 31, 2014: EUR 21 million) by Aegon UK. Residential mortgage-backed securities are securitizations of underlying pools of non-commercial mortgages on real estate. The underlying residential mortgages have varying credit characteristics and are pooled together and sold in tranches. The following table shows the breakdown of Aegon USA’s RMBS available-for-sale portfolio. Additionally, Aegon USA has investments in RMBS of EUR 86 million (December 31, 2014: EUR 88 million), which are classified as fair value through profit or loss.

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AFS RMBS by quality
EUR millions	AAA	AA	A	BBB	<BBB	Total amortized cost	Total fair value
GSE guaranteed	1,656	1	-	-	-	1,656	1,685
Prime jumbo	1	1	1	14	218	234	246
Alt-A	-	-	31	3	499	533	638
Negative amortization floaters	-	-	-	1	777	778	850
Reverse mortgage RMBS	-	-	-	146	102	248	178
Subprime mortgage	2	52	172	103	518	848	945
Manufactured housing	-	-	1	14	21	36	37
Other housing	2	-	-	-	-	2	2
At June 30, 2015	1,661	54	205	281	2,135	4,335	4,580

Of which insured	-	-	146	1	221	369	357

AFS RMBS by quality
EUR millions	AAA	AA	A	BBB	<BBB	Total amortized cost	Total fair value
GSE guaranteed	1,564	-	-	-	-	1,564	1,615
Prime jumbo	1	1	1	14	221	238	244
Alt-A	-	-	31	3	489	523	632
Negative amortization floaters	-	-	-	15	745	760	850
Reverse mortgage RMBS	-	-	-	141	102	243	175
Subprime mortgage	6	57	168	96	536	864	944
Manufactured housing	-	-	1	14	21	36	37
Other housing	2	-	-	-	-	2	2
At December 31, 2014	1,573	58	201	283	2,114	4,230	4,499

Of which insured	-	-	146	1	224	372	355

RMBS of Aegon USA are monitored and reviewed on a monthly basis. Detailed cash flow models using the current collateral pool and capital structure on the portfolio are updated and reviewed quarterly. Model output is generated under base and stress-case scenarios. Aegon’s RMBS asset specialists utilize widely recognized industry modeling software to perform a loan-by-loan, bottom-up approach to modeling. Key assumptions used in the models are projected defaults, loss severities, and prepayments. Each of these key assumptions varies greatly based on the significantly diverse characteristics of the current collateral pool for each security. Loan-to-value, loan size, and borrower credit history are some of the key characteristics used to determine the level of assumption that is utilized. Defaults were estimated by identifying the loans that are in various delinquency buckets and defaulting a certain percentage of them over the near-term and long-term. Assumed defaults on delinquent loans are dependent on the specific security’s collateral attributes and historical performance.

Loss severity assumptions were determined by obtaining historical rates from broader market data and by adjusting those rates for vintage, specific pool performance, collateral type, mortgage insurance and estimated loan modifications. Prepayments were estimated by examining historical averages of prepayment activity on the underlying collateral. Quantitative ranges of significant assumptions within Aegon’s modeling process for Prime Jumbo, Alt-A and Negative Amortization RMBS are as follows: prepayment assumptions range from approximately 0.5% to 37% with a weighted average of approximately 4.8% (December 31, 2014: 4.8%), assumed defaults on delinquent loans range from 50% to 100% with a weighted average of approximately 86.8% (December 31, 2014: 86.3%), assumed defaults on current loans are dependent on the specific security’s collateral attributes and historical performance, while loss severity assumptions range from approximately 13.9% to 75%, with a weighted average of approximately 54.9% (December 31, 2014: 54.7%). Additionally, quantitative ranges of significant assumptions within Aegon’s modeling process for the RMBS subprime mortgage

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portfolio are as follows: prepayment assumptions range from approximately 3% to 15% with a weighted average of approximately 6.2% (December 31, 2014: 6.2%), assumed defaults on delinquent loans range from 72% to 100% with a weighted average of approximately 90.4% (December 31, 2014: 89.9%), assumed defaults on current loans are dependent on the specific security’s collateral attributes and historical performance, while loss severity assumptions range from approximately 20% to 103%, with a weighted average of approximately 72.6% (December 31, 2014: 73.3%).

Once the entire pool is modeled, the results are closely analyzed by Aegon’s asset specialists to determine whether or not Aegon’s particular tranche or holding is at risk for not collecting all contractual cash flows taking into account the seniority and other terms of the tranches held. Aegon impairs its particular tranche to fair value where it would not be able to receive all contractual cash flows.

The total gross unrealized loss on AFS RMBS of Aegon Americas, Aegon the Netherlands and Aegon UK amounts to EUR 158 million (December 31, 2014: 145 million), of which EUR 152 million (December 31, 2014: EUR 142 million) relates to positions of Aegon USA, and the total net unrealized gain on available-for-sale RMBS is EUR 279 million (December 31, 2014: EUR 309 million), including a EUR 246 million (December 31, 2014: EUR 269 million) net unrealized gain relating to positions of Aegon USA. The housing market in the United States has continued to improve as evidenced by rising home prices and sales volume. The pace of improvement has slowed considerably from the rapid pace seen post-financial crisis, and is expected continue to moderate in the coming years. However, the positive trends in the housing market have led to improvements in borrower delinquencies and prepayment rates as well as liquidation timelines. Loss severities on liquidated properties remain elevated for subprime loans but are starting to show signs of improvement for other RMBS sectors. The improving housing market and underlying loan credit performance has led to credit spread tightening across the asset class for the past few years, but the upside going forward is limited.

There are no individual issuers rated below investment grade in this RMBS sector which have an unrealized loss position greater than EUR 25 million.

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The fair values of Aegon USA’s RMBS instruments were determined as follows:

EUR millions	Level II	Level III	Jun. 30, 2015	Level II	Level III	Dec. 31, 2014
RMBS	4,397	269	4,666	4,320	264	4,584

Commercial mortgage-backed securities

As of June, 30, 2015, Aegon Americas, Aegon the Netherlands and Aegon UK hold EUR 5,839 million (December 31, 2014: EUR 5,701 million) of AFS commercial mortgage-backed securities (CMBS), of which EUR 5,151 million (December 31, 2014: EUR 5,149 million) is held by Aegon USA, EUR 604 million (December 31, 2014: EUR 434 million) by Aegon UK and EUR 84 million (December 31, 2014: EUR 118 million) by Aegon the Netherlands. CMBS are securitizations of underlying pools of mortgages on commercial real estate. The underlying mortgages have varying risk characteristics and are pooled together and sold in different rated tranches. The company’s CMBS include conduit, large loan, single borrower, commercial real estate collateralized debt obligations (CRE CDOs), collateralized debt obligations (CDOs), government agency, and franchise loan receivable trusts.

The total gross unrealized loss on AFS CMBS of Aegon Americas, Aegon the Netherlands and Aegon UK amounts to EUR 27 million as of June 30, 2015 (December 31, 2014: EUR 18 million). All gross unrealized losses relate to positions held by Aegon USA. The total net unrealized gain on the available-for-sale CMBS as of June 30, 2015, is EUR 251 million (December 31, 2014: EUR 275 million), of which EUR 121 million (December 31, 2014: EUR 167 million) relates to positions of Aegon USA, followed by Aegon UK at EUR 129 million (December 31, 2014: EUR 104 million) and Aegon the Netherlands at EUR 2 million (December 31, 2014: EUR 3 million). Throughout 2015, CMBS fundamentals continued to improve as the pace of credit deterioration moderated, commercial real estate valuations continued to improve and there was a greater availability of financing. Liquidity has improved within the CMBS market; however, credit spreads on many legacy subordinate CMBS tranches remain at wide levels.

The tables below summarize the credit quality of Aegon USA’s AFS CMBS portfolio. Additionally, Aegon USA has investments in CMBS of EUR 31 million (December 31, 2014: EUR 29 million), which are classified as fair value through profit or loss.

CMBS by quality
EUR millions	AAA	AA	A	BBB	<BBB	Total amortized cost	Total fair value
CMBS	4,040	617	119	91	163	5,030	5,151
At June 30, 2015	4,040	617	119	91	163	5,030	5,151

CMBS by quality
EUR millions	AAA	AA	A	BBB	<BBB	Total amortized cost	Total fair value
CMBS	4,038	548	103	119	173	4,981	5,149
At December 31, 2014	4,038	548	103	119	173	4,981	5,149

CMBS of Aegon USA are monitored and reviewed on a monthly basis. Detailed cash flow models using the current collateral pool and capital structure on the portfolio are updated and reviewed quarterly. Model output is generated under base and several stress-case scenarios by Aegon’s internal CMBS asset specialists. For conduit securities, a widely recognized industry modeling software is used to perform a loan-by-loan, bottom-up approach. For non-conduit securities, a CMBS asset specialist works closely with Aegon’s real estate valuation group to determine underlying asset

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valuation and risk. Both methodologies incorporate external estimates on the property market, capital markets, property cash flows, and loan structure. Results are then closely analyzed by the asset specialist to determine whether or not a principal or interest loss is expected to occur.

Securities are impaired to fair value when Aegon expects that it will not receive all contractual cash flows on its tranches. As the remaining unrealized losses in the CMBS portfolio relate to holdings where Aegon expects to receive full principal and interest, Aegon does not consider the underlying investments to be impaired as of June 30, 2015.

There are no individual issuers rated below investment grade in the CMBS sector which have unrealized loss position greater than EUR 25 million.

The fair values of Aegon USA’s CMBS instruments were determined as follows:

EUR millions	Level II	Level III	Jun. 30, 2015	Level II	Level III	Dec. 31, 2014
CMBS	5,121	61	5,182	5,119	59	5,178

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Asset-backed securities

Aegon Americas, Aegon the Netherlands and Aegon UK hold EUR 7,809 million (December 31, 2014: EUR 7,420 million) of AFS ABS instruments of which EUR 3,103 million (December 31, 2014: EUR 2,997 million) is held by Aegon USA, EUR 2,544 million (December 31, 2014: EUR 2,300 million) by Aegon the Netherlands and EUR 2,171 million (December 31, 2014: EUR 2,124 million) by Aegon UK. Additionally, Aegon Americas has investments in ABS of EUR 23 million (December 31, 2014: EUR 16 million), which are classified as fair value through profit or loss. ABS are securitizations of underlying pools of credit card receivables, auto financing loans, small business loans, bank loans, and other receivables. The underlying assets of the asset backed securities have been pooled together and sold in tranches with varying credit ratings.

The total gross unrealized loss on AFS ABS of Aegon Americas, Aegon the Netherlands and Aegon UK amounts to EUR 57 million as of June 30, 2015 (December 31, 2014: EUR 80 million). Aegon USA has EUR 32 million (December 31, 2014: EUR 38 million) of this gross unrealized loss, followed by Aegon the Netherlands at EUR 24 million (December 31, 2014: EUR 41 million) and Aegon UK at EUR 1 million (December 31, 2014: EUR 1 million). The stronger financial and economic conditions have helped stabilize in the US, and improve in Europe, the performance of the underlying collateral backing many of these securities. The European ABS market is well supported by the following strong technicals: the ABS purchase program from the ECB, the shortage of supply and the search for yield. The combination of these factors has led to a decrease in credit spreads through June 2015. In the United States, increasing investor demand has been met with new issuance in the asset-backed sector. The combination of these factors has led to varied performance by sector with most sectors exhibiting wider credit spreads over the course of the year.

The breakdown by quality of the available-for-sale ABS portfolio of Aegon USA, Aegon the Netherlands and Aegon UK is as follows:

AFS ABS by quality
EUR millions	AAA	AA	A	BBB	<BBB	Total amortized cost	Total fair value
Credit cards	366	48	50	-	-	464	481
Autos	163	50	17	21	-	250	251
Small business loans	-	4	23	49	107	183	181
CDOs backed by ABS, Corp. bonds, Bank loans	1,668	776	360	134	129	3,068	3,056
Other ABS	733	439	1,817	337	61	3,387	3,839
At June 30, 2015	2,930	1,317	2,267	541	296	7,352	7,809

AFS ABS by quality
EUR millions	AAA	AA	A	BBB	<BBB	Total amortized cost	Total fair value
Credit cards	382	36	77	42	-	536	556
Autos	220	11	15	4	-	251	252
Small business loans	-	5	23	51	114	193	187
CDOs backed by ABS, Corp. bonds, Bank loans	1,277	750	357	117	179	2,680	2,643
Other ABS	771	442	1,657	367	34	3,271	3,782
At December 31, 2014	2,650	1,243	2,129	581	327	6,931	7,420

There were no individual issuers rated below investment grade in this ABS sector that have unrealized loss positions greater than EUR 25 million.

The fair values of Aegon USA, Aegon the Netherlands and Aegon UK ABS instruments were determined as follows:

EUR millions	Level II	Level III	Jun. 30, 2015	Level II	Level III	Dec. 31, 2014
ABSs	4597	3,244	7,840	4,467	2,969	7,436

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Corporate - Financial sector

The Corporate - Financial sector is further subdivided into banking, brokerage, insurance, REIT’s and Financial - Other sub-sectors. A majority of the gross unrealized loss in Aegon’s available-for-sale portfolio is from the banking sub-sector.

Corporate – Financial Sector – Banking Sub-Sector

The banking sub-sector in Aegon’s portfolio is relatively large, diverse, and of high quality. Aegon holds EUR 10,086 million (December 31, 2014: EUR 9,458 million) of AFS bonds issued by banks. In aggregate, the gross unrealized loss on these bonds amounted to EUR 191 million (December 31, 2014: EUR 181 million) and the net unrealized gain on these bonds amounts to EUR 362 million (December 31, 2014: EUR 489 million).

Bank regulators are implementing a wide array of reforms designed to strengthen capital levels, reduce balance sheet risk and improve liquidity in an attempt to reduce systemic risk. Many banks already meet new capital and liquidity requirements, well ahead of regulatory deadlines. In addition, regulators and central governments are adopting new bank guidelines, which are designed to reduce systemic risk by tapping loss-absorbing capital, as needed, to recapitalize or resolve a bank without using taxpayer money. Globally, risk concentrations on bank balance sheets continue to exist, and ratings for some banks remain under pressure, but central banks are accommodative and confidence in the sector has increased materially since the financial crisis.

Within the banking sub-sector, Aegon holds EUR 1,335 million (December 31, 2014: EUR 1,230 million) of deeply subordinated securities with deferrable coupons that have an associated unrealized loss of EUR 105 million (December 31, 2014 EUR 114 million).

There is one individual issuer rated below investment grade in the banking sub-sector that has unrealized loss greater than EUR 25 million.

EUR millions	Category	Fair value	Unrealized loss	Rating	Aging of unrealized Loss
Belfius Bank & Insurance	Banking	88	35	BB+	> 24 months

Aegon’s available-for-sale debt securities for Belfius Bank SA have a fair value of EUR 88 million as of June 30, 2015 (December 31, 2014: EUR 74 million). These below investment grade securities had gross unrealized losses of EUR 35 million as of June 30, 2015 (December 31, 2014: EUR 39 million).

Belfius Bank SA was created subsequent to the restructuring of Dexia SA. Dexia’s reliance on short-term wholesale funding caused a near-collapse as funding markets froze in 2008 and 2009. Capital injections from Belgium, France and Luxembourg along with guarantees on Dexia’s funding provided sufficient access to funding markets until the Sovereign debt crisis in 2011 put too much strain on Dexia’s large funding needs. In November 2011, a new restructuring plan was put in place for Dexia SA and 100% of Dexia Bank Belgium was sold to the Belgian state. Aegon’s bonds now form part of the capital structure of that entity which was rebranded as Belfius Bank SA during the first half of 2012. Payments continue to be made on Aegon’s holdings in accordance with the original bond agreements.

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Aegon evaluated the near-term prospects of the issuer and it believes that the contractual terms of these investments will be met and these investments are not impaired as of June 30, 2015.

Corporate - Industrial sector

The Corporate - Industrial sector is further subdivided into various sub-sectors. A majority of Aegon’s available-for-sale portfolio gross unrealized loss is in the Basic Industry and Consumer non-cyclical sub-sectors.

The Basic Industry sector encompasses various sub-sectors including metals and mining, chemicals and paper and forest products with the majority of the gross unrealized loss relating to metals and mining. Fundamentals for the metals and mining industry have been negatively impacted by falling prices for base metals, ferrous metals, precious metals, iron ore and coal. Slowing economic data out of China has resulted in reduced demand for the base metals and bulk steel-making commodities as the country comprises from 40%-60% of global consumption for most of these commodities. A lack of a material response on the supply side for these commodities has driven significant pricing pressure. Chemicals have been positively impacted by continued low natural gas prices within the US, but given the global scale of most players in the industry, they have also been harmed by a slowdown in global growth as well as volatility in raw material costs, increasing competition from global peers and the potential for lower margins given falling oil prices. Paper and forest products have shown some improvement as the housing recovery takes hold in the United States, but more traditional paper products, such as newsprint, remain challenged. Aegon evaluated the near-term prospects of the issuers in relation to the severity and duration of the unrealized loss and does not consider those investments to be impaired as of June 30, 2015

The Consumer non-cyclical sub-sector encompasses various industries ranging from consumer products to supermarkets. The more significant of these sub-sectors from an unrealized loss perspective are food and beverage and pharmaceuticals. Food and beverage balance sheets continue to be solid as the slow growth environment remains in place. Modest price increases, tight cost controls and cost savings programs have helped offset continued volume weakness, but with the low hanging fruit gone mergers/acquisitions and shareholder friendly activities have increased. While showing signs of stabilization, the Pharmaceutical sector continues to deal with some patent cliff issues. As drugs roll off patent, generic competition takes market share and pulls down margins. Additionally, shareholder friendly activities in the form of increased dividends and share repurchases continue. Merger and acquisition activity continues to be prevalent in the sector, at times resulting in additional leverage. Finally, some companies have analyzed their business models and decided to spin off business lines, in an effort to concentrate on their core competencies. In certain instances, this has resulted in smaller, less diversified companies. Aegon evaluated the near-term prospects of the issuers and it is believed that the contractual terms of these investments will be met and these investments are not impaired as of June 30, 2015.

There are no individual issuers rated below investment grade in the corporate – industrial sector which have unrealized loss positions greater than EUR 25 million.

Corporate - Energy industry sector

The Corporate - Energy Industry sector encompasses various sub-sectors including integrated oil and gas producers, independent oil and gas producers, midstream processing and transport, oil field services and drilling, and refining. The majority of the gross unrealized loss relates to independent oil and gas producers, as well as oil field services and drilling. Falling oil prices, and continued low natural gas prices, have reduced cash flow for upstream oil and gas producers. Oil field service and drilling

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companies have been pressured by the prospect of margin pressure resulting from new capacity additions and the prospect of lower capital spending by their upstream client base. Commodity price pressure stem from strong non-OPEC supply growth, softening global demand, and shifting OPEC policy. Midstream processing and transport companies have thus far not been materially pressured by falling commodity prices, although reduced upstream capital spending would impact volume growth. Refiners have seen positive near term impacts from lower feedstock costs. Aegon evaluated the near-term prospects of the issuers in relation to the severity and duration of the unrealized loss and does not consider those investments to be impaired as of June 30, 2015.

There are no individual issuers rated below investment grade in the corporate – energy industry sector which have unrealized loss positions greater than EUR 25 million.

Sovereign

Aegon Americas, Aegon the Netherlands and Aegon UK’s government issued available-for-sale debt securities include emerging market sovereign bonds, US Treasury bonds, agency and state bonds. Aegon evaluated the near-term prospects of the issuers and it is believed that the contractual terms of these investments will be met and these investments are not impaired as of June 30, 2015.

There are no individual issuers rated below investment grade in the sovereign sector which have unrealized loss positions greater than EUR 25 million.

Unrealized loss by maturity

The table below shows the composition by maturity of all available-for-sale debt securities in an unrealized loss position held by Aegon Americas, Aegon the Netherlands and Aegon UK.

	Jun. 30, 2015		Dec. 31, 2014
EUR millions	Carrying value of securities with gross unrealized losses	Gross unrealized losses	Carrying value of securities with gross unrealized losses	Gross unrealized losses
One year or less	614	(8)	674	(6)
Over 1 through 5 years	3,527	(134)	3,178	(136)
Over 5 through 10 years	5,657	(179)	3,891	(145)
Over 10 years	8,992	(707)	4,268	(425)
Total	18,791	(1,028)	12,011	(713)

Unrealized loss by credit quality

The table below shows the composition by credit quality of debt securities, available-for-sale, in an unrealized loss position held by Aegon Americas, Aegon the Netherlands and Aegon UK.

	Jun. 30, 2015		Dec. 31, 2014
EUR millions	Carrying value of securities with gross unrealized losses	Gross unrealized losses	Carrying value of securities with gross unrealized losses	Gross unrealized losses
AAA	5,495	(154)	2,980	(44)
AA	2,116	(43)	1,209	(25)
A	3,619	(186)	2,080	(93)
BBB	5,422	(386)	3,570	(250)
BB	1,146	(155)	1,060	(172)
B	476	(34)	615	(41)
Below B	516	(70)	498	(89)
Treasury Agency	18,791	(1,028)	12,011	(713)

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The table below provides the length of time an available-for-sale security has been below cost and the respective unrealized loss.

	Jun. 30, 2015
EUR millions	Investment grade carrying value of securities with gross unrealized losses	Below investment grade carrying value of securities with gross unrealized losses	Investment grade unrealized loss	Below investment grade unrealized loss
0 – 6 months	12,032	686	(421)	(25)
6 – 12 months	1,467	457	(64)	(37)
> 12 months	3,153	996	(283)	(197)
Total	16,652	2,139	(769)	(259)

	Dec. 31, 2014
EUR millions	Investment grade carrying value of securities with gross unrealized losses	Below investment grade carrying value of securities with gross unrealized losses	Investment grade unrealized loss	Below investment grade unrealized loss
0 – 6 months	4,799	1,058	(104)	(58)
6 – 12 months	637	104	(21)	(9)
> 12 months	4,403	1,011	(286)	(234)
Total	9,839	2,173	(411)	(302)

The unrealized loss improved significantly during 2014 due to declining interest rates. Credit spreads widened during 2014, which partially offset this improvement.

Aging and severity unrealized losses

The table below provides the length of time a below investment grade security has been in an unrealized loss and the percentage of carrying value (CV) to amortized cost in Aegon Americas, Aegon the Netherlands and Aegon UK.

Aging and severity unrealized losses
	Jun. 30, 2015		Dec. 31, 2014
EUR millions	Carrying value	Unrealized losses	Carrying value	Unrealized losses
CV 70-100% of amortized cost	685	(24)	1,054	(55)
CV 40-70% of amortized cost	1	(1)	4	(3)
CV < 40% of amortized cost	-	-	-	-
0-6 months	686	(25)	1,058	(58)

CV 70-100% of amortized cost	449	(32)	104	(9)
CV 40-70% of amortized cost	7	(3)	-	-
CV < 40% of amortized cost	1	(2)	-	-
6-12 months	457	(37)	104	(9)

CV 70-100% of amortized cost	129	(11)	137	(9)
CV 40-70% of amortized cost	9	(7)	17	(14)
CV < 40% of amortized cost	-	-	-	(1)
12-24 months	138	(18)	154	(24)

CV 70-100% of amortized cost	842	(154)	713	(118)
CV 40-70% of amortized cost	9	(8)	136	(76)
CV < 40% of amortized cost	7	(16)	7	(16)
> 24 months	858	(179)	857	(210)

Total	2,139	(259)	2,173	(302)

There is one individual issuer, Belfius Bank SA, rated below investment grade that has an unrealized loss greater than EUR 25 million. This issuer has been separately disclosed above in the Corporate – Financial Sector – Banking Sub-Sector.

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Realized gains and losses on debt securities of Aegon Americas, Aegon the Netherlands and Aegon UK

The following table provides the realized gains and losses on the debt securities of Aegon Americas, Aegon the Netherlands and Aegon UK for the six months ended June 30, 2015, and June 30, 2014.

Gross realized losses
EUR millions	Gross realized gains	Gross realized losses

June 30, 2015
Debt securities	368	(116)

June 30, 2014
Debt securities	219	(52)

The table below provides the length of time the security was below cost prior to the sale and the respective realized loss for assets not considered impaired.

Gross realized losses
EUR millions	0 -12 months	>12 months	Total

June 30, 2015
Debt securities	(81)	(35)	(116)

June 30, 2014
Debt securities	(31)	(21)	(52)

Impairment losses and recoveries

The composition of Aegon Americas, Aegon the Netherlands and Aegon UK’s bond impairment losses and recoveries by issuer for the six months ended June 30, 2015 and June 30, 2014 is presented in the table below. Those issuers with impairments or recoveries above EUR 25 million are specifically noted.

	Jun. 30, 2015	Jun. 30, 2014
EUR millions	(impairment) Recovery	(impairment) Recovery

Impairments:
Other (none individually greater than EUR 25 million)	(33)	(12)
Subtotal	(33)	(12)

Recoveries:
Total recoveries	(28)	29
Subtotal	(28)	29

Net (impairments) and recoveries	(5)	18

Net (impairments) and recoveries

Net impairments for the six months ended June 30, 2015, totaled EUR (5) million (six months ended June 30, 2014: EUR 18 million net recoveries).

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For the six months ended June 30, 2015, Aegon recognized EUR 28 million (six months ended June 30, 2014: EUR 29 million) in recoveries on previously impaired securities. In each case where a recovery was taken on structured securities, improvements in underlying cash flows for the security were documented and modeling results improved significantly. Recoveries on non-structured securities were supported by documented credit events combined with significant market value improvements.

Equity instruments classified as available-for-sale

Objective evidence of impairment of an investment in an equity instrument classified as available-for-sale includes information about significant changes with an adverse effect that have taken place in the technological, market, economic or legal environment in which the issuer operates, and indicates that the cost of the investment in the equity instrument may not be recovered. A significant or prolonged decline in the fair value of an investment in an equity instrument below its cost is also objective evidence of impairment. Significant or prolonged decline is generally defined within Aegon as an unrealized loss position for more than six months or a fair value of less than 80% of the cost price of the investment. Additionally, as part of an ongoing process, the equity analysts actively monitor earnings releases, company fundamentals, new developments and industry trends for any signs of possible impairment.

These factors typically require significant management judgment. The impairment review process has resulted in EUR 2 million of impairment charges for the six months ended June 30, 2015 (six months ended June 30, 2014: EUR 2 million) for Aegon Americas, Aegon the Netherlands and Aegon UK.

As of June 30, 2015, there are EUR 98 million of gross unrealized gains and no gross unrealized losses in the equity portfolio of Aegon (December 31, 2014: EUR 239 million of gross unrealized gains and EUR 8 million of gross unrealized losses). There are no securities held by Aegon with an unrealized loss above EUR 5 million. The table below represents the unrealized gains and losses on share positions held by Aegon Americas, Aegon the Netherlands and Aegon UK.

Unrealized losses on shares
EUR millions	Cost basis	Carrying value	Net unrealized gains / (losses)	Carrying value of securities with gross unrealized gains	Gross unrealized gains	Carrying value of securities with gross unrealized losses	Gross unrealized losses

June 30, 2015
Shares	435	625	190	553	200	71	(10)

December 31, 2014
Shares	444	610	166	538	177	72	(11)

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The composition of shares by industry sector in an unrealized loss position held by Aegon Americas, Aegon the Netherlands and Aegon UK at June 30, 2014, and December 31, 2014 is presented in the table below.

Unrealized losses on shares	Jun. 30, 2015		Dec. 31, 2014

EUR millions	Carrying value of instruments with unrealized losses	Gross unrealized losses	Carrying value of instruments with unrealized losses	Gross unrealized losses
Consumer	13	-	12	-
Financials	54	(10)	54	(11)
Funds	4	-	5	(1)
Other	-	-	-	-
Total	71	(10)	72	(11)

Impairment losses on shares

The table below provides the length of time the shares held by Aegon Americas, Aegon the Netherlands and Aegon UK were below cost prior to impairment during the first six months of 2015 and during the first six months of 2014.

Impairment losses on shares
EUR millions	0 - 12 months	> 12 months	Total

2015
Shares	(2)	-	(2)

2014
Shares	(2)	-	(2)

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2.5 Results of Operations – first six months 2015 compared to first six months 2014

i GENERAL

	Six months ended June 30
EUR millions	2015	2014	%

Net underlying earnings	777	752	3
tax on underlying earnings	240	260	(8)
Underlying earnings before tax geographically	1,018	1,012	1

Americas	648	633	2
The Netherlands	267	259	3
United Kingdom	72	58	24
New Markets	113	123	(8)
Holding and other	(83)	(62)	(34)
Underlying earnings before tax	1,018	1,012	1

Fair value items	(239)	(654)	63
Realized gains/(losses) on investments	252	308	(18)
Net impairments	(4)	(11)	65
Other income/(charges)	(11)	(20)	43
Run-off businesses	11	13	(20)
Income before tax (excluding income tax from certain proportionately consolidated joint ventures and associates)	1,026	649	58
Income tax from certain proportionately consolidated associates and joint ventures included in income before tax	18	5	-
Income tax	(198)	(127)	56
Of which income tax from certain proportionately consolidated joint ventures and associates	(18)	(5)	-
Net income	828	522	59

Net income / (loss) attributable to:
Equity holders of AEGON N.V.	827	522	59
Non-controlling interests	-	-	-

Commissions and expenses	3,474	2,898	20
of which operating expenses	1,825	1,589	15

New life sales
Life single premiums	2,483	2,309	8
Life recurring premiums annualized	820	739	11
Total recurring plus 1/10 single	1,068	970	10

New life sales
Americas	298	241	24
The Netherlands	62	69	(10)
United Kingdom	531	527	1
New Markets	177	133	33
Total recurring plus 1/10 single	1,068	970	10

New premium production accident and health insurance	535	497	8
New premium production general insurance	42	35	21

Gross deposits (on and off balance sheet)
Americas	20,619	17,032	21
The Netherlands	2,678	1,077	-
United Kingdom	168	124	36
New Markets	11,994	8,272	45
Total gross deposits	35,460	26,504	34

Net deposits (on and off balance sheet)
Americas	6,317	5,215	21
The Netherlands	1,150	309	-
United Kingdom	96	66	47
New Markets	3,250	(240)	-
Total net deposits excluding run-off businesses	10,814	5,350	-
Run-off businesses	(324)	(782)	(59)
Total net deposits	10,490	4,568	-

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Revenues geographically first six months 2015

EUR millions	Americas	The Netherlands	United Kingdom	New Markets	Holdings and other activities	Eliminations	Segment Total	Joint venture & Associate eliminations	Consolidated

Total life insurance gross premiums	3,443	1,413	2,890	1,372	2	(51)	9,069	(219)	8,851
Accident and health insurance premiums	1,135	166	25	96	3	(3)	1,421	(12)	1,410
General insurance premiums	-	279	-	122	-	-	401	(39)	362
Total gross premiums	4,578	1,858	2,915	1,590	5	(54)	10,892	(270)	10,622
Investment income	1,826	1,185	1,235	142	192	(192)	4,388	(28)	4,360
Fees and commission income	849	172	21	403	-	(138)	1,307	(100)	1,208
Other revenues	7	-	-	4	2	-	14	(5)	9
Total revenues	7,260	3,216	4,171	2,139	199	(384)	16,601	(402)	16,199
Number of employees, including agent-employees	12,581	4,490	2,555	8,314	301	-	28,241	-	28,241

Segment information

Aegon conducts its operations through five primary reporting segments:

1.	Aegon Americas: Covers business units in the United States, Canada, Brazil and Mexico, including any of the units’ activities located outside these countries;

2.	Aegon the Netherlands: Covers businesses operating in the Netherlands;

3.	Aegon UK: Covers businesses operating in the United Kingdom;

4.

New Markets: Covers businesses operating in Central & Eastern Europe; Asia, Spain and Portugal, as well as Aegon’s variable annuity activities in Europe and Aegon Asset Management that are aggregated as one reportable segment due to their respective size;

5.	Holding and other activities: Includes financing, employee and other administrative expenses of holding companies.

These segments are based on the business as presented in internal reports that are regularly reviewed by the Executive Board which is regarded as the chief operating decision maker.

Aegon’s segment information is prepared by consolidating on a proportionate basis Aegon’s joint ventures and associated companies.

Performance Measure

A performance measure of reporting segments utilized by the Company is underlying earnings before tax. Underlying earnings before tax reflects Aegon’s profit from underlying business operations and excludes components that relate to accounting mismatches that are dependent on market volatility or relate to events that are considered outside the normal course of business.

Aegon believes that its performance measure underlying earnings before tax provides meaningful information about the underlying results of Aegon’s business, including insight into the financial measures that Aegon’s senior management uses in managing the business. Among other things, Aegon’s senior management is compensated based in part on Aegon’s results against targets using underlying earnings before tax. While many other insurers in Aegon’s peer group present substantially similar performance measures, the performance measures presented in this document may nevertheless differ from the performance measures presented by other insurers. There is no standardized meaning to these measures under IFRS or any other recognized set of accounting standards.

The reconciliation from underlying earnings before tax to income before tax, being the most comparable IFRS measure, is presented in the tables in this note.

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Net income

Net income increased to EUR 828 million compared to the first half of 2014 mainly due to a lower loss on fair value items.

Underlying earnings before tax

Aegon’s underlying earnings before tax in the first half of 2015 increased 1% to EUR 1,018 million compared to the first half of 2014. Favorable currency exchange rates and growth in variable annuity, pension in the United States and asset management balances more than offset adverse claims experience, negative persistency and the negative impact related to lower than anticipated reinvestment yields in the United States and Asia, divestments and the reduction in recurring earnings resulting from the assumption changes and model updates implemented in the United States the third quarter of 2014.

Underlying earnings before tax from the Americas increased 2% to EUR 648 million compared to the first half of 2014. Favorable currency movements and growth in variable annuity and pension balances more than offset adverse claims experience, the negative impact related to lower than anticipated reinvestment yields, lower fixed annuity earnings, divestments and the reduction in recurring earnings resulting from the assumption changes and model updates implemented in the third quarter of 2014.

In the Netherlands, underlying earnings before tax increased 3% to EUR 267 million compared to the first half of 2014. This was mainly driven by lower funding costs and favorable mortality results, which were partly offset by higher non-life claims and lower investment income.

Underlying earnings before tax from Aegon’s operations in the United Kingdom were up 24% to EUR 72 million in the first half of 2015 compared to the first half of 2014, primarily due to favorable market movements and lower expenses.

Underlying earnings before tax from New Markets declined 8% to EUR 113 million compared to the first half of 2014. Higher asset management and performance fees, which were mainly driven by an increase in third-party business, were more than offset by higher surrenders in Poland following product changes implemented in the fourth quarter of 2014 and divestments in France and Spain.

Total holding costs increases 34% to EUR 83 million compared to the first half of 2014. This was primarily the result of higher net interest costs following a debt issuance to refinance a perpetual bond in the second quarter of 2014, the cost of which was previously directly accounted for through shareholders’ equity. In addition, higher Solvency II related expenses and the non-recurrence of a gain from interest on taxes recorded in the first quarter of 2014 also had a negative impact.

Fair value items

The loss from fair value items improved to EUR 239 million compared to the first half of 2014. This improvement was mainly driven by a lower loss on the mortgage hedging program in the Netherlands, which was impacted by declining interest rates in the first half of 2014.

Realized gains on investments

Realized gains on investments declined to EUR 252 million compared to the first half of 2014. These were primarily related to portfolio rebalancing in the Netherlands in a low rate environment.

Impairment charges

Impairments remained low as a result of the favorable credit environment and amounted to EUR 4 million negative.

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Other charges

Other charges amounted to EUR 11 million, the result of charges for policyholder taxes in the United Kingdom, which were offset by an equal amount in the income tax line.

Run-off businesses

The result from run-off businesses decreased to EUR 11 million compared to the first half of 2014.

Income tax

Income tax amounted to a loss of EUR 198 million in the first half of 2015. The effective tax rate on underlying earnings before tax was 31%, mainly driven by tax credits related to solar energy investments in the United States.

Operating expenses

In the first half, operating expenses increased 15% to EUR 1.8 billion compared to the first half of 2014 driven by a stronger US dollar, higher investments in technology-related initiatives, higher Solvency II costs and an increase in defined benefit expenses. At constant currencies, the increase was 3%.

Sales

Gross deposits increased by 34% compared to the first half of 2014, driven by higher deposits in Aegon Asset Management and growth in bank deposits in the Netherlands. Net deposits, excluding run-off businesses, more than doubled to EUR 10.8 billion compared to the first half of 2014. A rise of inflows in Aegon Asset Management more than offset lower net inflows in variable annuities, which resulted from the enhanced alternative lump sum offer for the legacy GMIB block.

New life sales increased 10% compared to the first half of 2014, mainly due to increased sales of universal life products in the United States and Asia, and favorable currency movements.

New premium production for accident & health insurance increased 8% to EUR 535 million compared to the first half of 2014, as a lower contribution from portfolio acquisitions was more than offset by higher supplemental health sales and a stronger US dollar.

Capital management

Shareholders’ equity increased EUR 0.9 billion compared to the end of 2014 to EUR 24.9 billion at June 30, 2015. This was primarily driven by retained earnings and favorable currency movements, which more than offset lower revaluation reserves on the fixed income portfolio as a result of higher interest rates and credit spreads. The revaluation reserves declined by EUR 1.1 billion to EUR 7.2 billion. Aegon’s shareholders’ equity, excluding revaluation reserves and defined benefit plan remeasurements, amounted to EUR 19.1 billion - or EUR 9.01 per common share at the end of the first half.

The gross leverage ratio improved to 27.7% in the first half of 2015, well within the target range of 26-30%, driven by earnings generated in the first half of 2015, net of payment of the final dividend. Excess capital in the holding increased to EUR 1.5 billion, as dividends paid to the holding and the proceeds of the divestment of La Mondiale Participations more than offset the payment of the final dividend for 2014, interest payments, the effect of currency hedges and operating expenses.

At June 30, 2015, Aegon’s Insurance Group Directive (IGD) ratio amounted to 206%. The capital in excess of the S&P AA threshold in the United States remained above the target level at USD 1.0 billion, despite higher dividends paid to the holding than earnings generated over the period. The IGD ratio, excluding Aegon Bank, in the Netherlands increased to ~225%, due to earnings generated in the first half of 2015. The Pillar I ratio in the United Kingdom, including the with-profit fund, declined to ~135%, resulting from the negative impact of downgrades in the investment portfolio.

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ii AMERICAS

		Six months ended June 30
In millions	2015	2014	%	2015	2014	%
	USD	USD		EUR	EUR

Net underlying earnings	543	608	(11)	487	443	10
Tax on underlying earnings	180	260	(31)	161	190	(15)
Underlying earnings before tax by line of business	723	868	(17)	648	633	2

Life insurance	69	178	(61)	62	130	(53)
Accident & health insurance	95	131	(28)	85	96	(11)
Life & Protection	164	309	(47)	147	226	(35)
Retirement plans	140	126	11	126	92	36
Mutual funds	21	23	(6)	19	17	15
Variable annuities	284	229	24	254	167	52
Fixed annuities	65	110	(41)	58	80	(27)
Stable value solutions	51	55	(8)	45	40	13
Investment & retirement	561	543	3	502	396	27
Canada	-	14	-	-	10	-
Latin America	(1)	2	-	(1)	1	-
Underlying earnings before tax	723	868	(17)	648	633	2

Fair value items	(423)	(229)	(85)	(379)	(167)	(127)
Realized gains/(losses) on investments	(60)	82	-	(54)	60	-
Net impairments	5	25	(79)	5	18	(74)
Other income/(charges)	-	(11)	-	-	(8)	-
Run-off businesses	12	18	(35)	11	13	(20)
Income before tax (excluding income tax from certain proportionately consolidated joint ventures and associates)	257	754	(66)	230	550	(58)
Income tax from certain proportionately consolidated associates and joint ventures included in income before tax	2	2	(23)	1	1	37
Income tax	(5)	(157)	97	(4)	(115)	96
Of which income tax from certain proportionately consolidated joint ventures and associates	(2)	(2)	23	(1)	(1)	(37)
Net income	252	597	(58)	226	435	(48)

Net income / (loss) attributable to:
Equity holders of AEGON N.V.	252	597	(58)	226	435	(48)

Commissions and expenses	2,345	2,255	4	2,101	1,645	28
of which operating expenses	903	925	(2)	809	675	20

New life sales
Life single premiums	78	146	(47)	70	106	(35)
Life recurring premiums annualized	325	316	3	291	230	27
Total recurring plus 1/10 single	333	330	1	298	241	24

Life & protection	311	277	12	278	202	38
Canada	-	34	-	-	25	-
Latin America	22	18	20	20	13	47
Total recurring plus 1/10 single	333	330	1	298	241	24

New premium production accident and health insurance	566	647	(13)	507	472	7
		Six months ended June 30
In millions	2015	2014	%	2015	2014	%
	USD	USD		EUR	EUR

Gross deposits (on and off balance sheet) by line of business
Life & protection	4	4	(14)	3	3	6
Retirement plans	15,858	16,429	(3)	14,207	11,989	19
Mutual funds	2,531	2,163	17	2,268	1,578	44
Variable annuities	4,466	4,513	(1)	4,001	3,293	22
Fixed annuities	151	159	(5)	135	116	16
Investment & retirement	23,006	23,263	(1)	20,611	16,976	21
Canada	-	63	-	-	46	-
Latin America	6	9	(34)	5	7	(19)
Total gross deposits	23,015	23,340	(1)	20,619	17,032	21

Net deposits (on and off balance sheet) by line of business
Life & protection	(22)	(19)	(13)	(19)	(14)	(38)
Retirement plans	6,651	7,270	(9)	5,959	5,305	12
Mutual funds	(49)	357	-	(44)	261	-
Variable annuities	1,388	2,331	(40)	1,244	1,701	(27)
Fixed annuities	(918)	(1,439)	36	(822)	(1,050)	22
Stable value solutions	-	(1,193)	-	-	(871)	-
Investment & retirement	7,073	7,325	(3)	6,337	5,345	19
Canada	-	(165)	-	-	(120)	-
Latin America	-	6	-	-	4	-
Total net deposits excluding run-off businesses	7,051	7,147	(1)	6,317	5,215	21
Run-off businesses	(361)	(1,072)	66	(324)	(782)	59
Total net deposits	6,690	6,075	10	5,993	4,433	35

Exchange rates

Closing exchange rates

			USD	CAD
June 30, 2015	1	EUR	1.1142	1.3910
December 31, 2014	1	EUR	1.3692	1.4584

Weighted average exchange rates

			USD	CAD
YTD 2015	1	EUR	1.1162	1.3773
YTD 2014	1	EUR	1.3704	1.5033

Unaudited	Page 58

Net income

Net income from Aegon’s businesses in the Americas declined to USD 252 million in the first half of 2015 compared to the first half of 2014, driven by lower underlying earnings before tax, higher losses from fair value items and losses on investments.

Realized losses on investments of USD 60 million were primarily driven by an underperformance of oil and gas related investments. Gross impairments remained low and were more than offset by recoveries on residential mortgage-backed securities, resulting in a net positive USD 5 million in the first half of 2015.

The results of run-off businesses declined to USD 12 million compared to the first half of 2014.

Underlying earnings before tax

Underlying earnings before tax from the Americas in the first half of 2015 amounted to USD 723 million. Compared to the first half 2014, higher underlying earnings before tax from growth in the variable annuity and pension balances, driven by both markets and net inflows, were more than offset by adverse claims experience, the impact of the actuarial assumption changes and model updates implemented in the third quarter of 2014, lower fixed annuity underlying earnings before tax and the divestment of Canada.

-

Life & Protection underlying earnings before tax declined to USD 164 million compared to the first half of 2014. underlying earnings before tax from life insurance amounted to USD 69 million, which included adverse mortality, adverse persistency and the negative impact related to lower than anticipated reinvestment yields. Part of the unfavorable mortality was caused by normal seasonality; however, both frequency and severity of claims were higher than expected. Accident & health insurance underlying earnings before tax amounted to USD 95 million, driven by adverse claims experience and higher claims in long-term care.

-

Underlying earnings before tax from Investments & Retirement increased by 3% to USD 561 million compared to the first half of 2014. Retirement plan earnings increased by 11% to USD 140 million compared to the first half of 2014, due to higher fee income from higher account balances. Variable annuity underlying earnings before tax were up 24% to USD 284 million compared to the first half of 2014, the result of higher fee income from higher account balances and model adjustments. Underlying earnings before tax from retail mutual funds declined slightly to USD 21 million compared to the first half of 2014. Fixed annuity underlying earnings before tax declined to USD 65 million compared to the first half of 2014, driven by the impact of continued balance reduction and an adjustment to the intangible balances that resulted from asset portfolio changes. Underlying earnings before tax from stable value solutions declined to USD 51 million compared to the first half of 2014, due to lower account balances resulting from net outflows.

-	Latin America contributed a loss of USD 1 million in underlying earnings before tax.

Fair value items

Results from fair value items amounted to a loss of USD 423 million. Fair value hedges with an accounting match, which include the hedges on Aegon’s GMWB variable annuities, contributed a loss of USD 111 million, primarily caused by the tightening of the spread between the swap and treasury curves. The loss on fair value hedges without an accounting match under IFRS, relating to the macro hedge on the GMIB variable annuities block, was USD 228 million. This was driven by an increase in interest rates impacting the death benefit riders on withdrawal benefit contracts, adjustments to the equity hedge program, rising equity markets and losses related to the successful uptake of the enhanced alternative lump sum offering for legacy GMIB products. Fair value investments amounted to a loss of USD 76 million, primarily driven by an underperformance of oil and gas related investments, private equity and hedge funds. Other fair value items amounted to a loss of USD 10 million, mainly resulting from the decline in value of interest rate hedges that protect against low interest rates.

Unaudited	Page 59

Operating expenses

Operating expenses decreased to USD 903 million compared to the first half of 2014, mainly due to the divestment of Canada. Excluding this divestment, expenses increased by 4% compared with the first half of 2014. This was driven by growth of the business, investments in technology and higher employee benefit expenses, the latter being partly related to the drop in interest rates.

Sales

New life sales were up 1% to USD 333 million compared to the first half of 2014, as growth in indexed universal life production more than offset the divestment of Canada and the withdrawal of the universal life secondary guarantee product due to the low interest rate environment. New premium production for accident and health insurance declined to USD 566 million compared to the first half of 2014, mainly resulting from a lower contribution from portfolio acquisitions than in the comparable quarter. Excluding these acquisitions, sales were 2% higher than in the first half of 2014.

Gross deposits amounted to USD 23.0 billion. Gross deposits in pensions declined to USD 15.9 billion compared to the first half of 2014, primarily due to lower takeover deposits. However, recurring deposits increased compared with the first half of 2014, both from new plan participants and higher contributions resulting from the continued focus on retirement readiness. Gross deposits in variable annuities were stable at USD 4.5 billion compared to the first half of 2014, as product adjustments implemented in the previous quarters in response to the low interest rate environment dampened growth. Gross deposits in mutual funds were up 17% to USD 2.5 billion compared to the first half of 2014.

Net deposits, excluding run-off businesses, were stable at USD 7.1 billion compared to the first half of 2014. Net deposits for retirement plans were down to USD 6.7 billion compared to the first half of 2014, driven by lower takeover deposits and higher contract discontinuances. In the first half of 2015, the asset retention rate increased to approximately 13%, up from 11% in the first half of 2014. Net deposits in variable annuities amounted to USD 1.4 billion, mainly due to outflows resulting from the successful enhanced alternative lump sum offer for the legacy GMIB block, which generated outflows of USD 0.8 billion. Net deposits on the core variable annuity block remained approximately USD 2.2 billion. Net outflows in mutual funds were USD 49 million. Fixed annuities experienced net outflows of USD 0.9 billion in line with the strategic repositioning of the business.

Unaudited	Page 60

iii THE NETHERLANDS

	Six months ended June 30
EUR millions	2015	2014	%

Net underlying earnings	207	202	3
Tax on underlying earnings	60	58	4
Underlying earnings before tax by line of business	267	259	3

Life and Savings	162	152	7
Pensions	106	96	11
Non life	(10)	4	-
Distribution	7	7	(4)
Share in underlying earnings before tax of associates	2	1	135
Underlying earnings before tax	267	259	3

Fair value items	246	(443)	-
Realized gains/(losses) on investments	241	131	84
Net impairments	(8)	(4)	(79)
Other income/(charges)	(22)	(8)	(171)

Income before tax	725	(65)	-

Income tax	(168)	26	-
Net income	557	(38)	-

Net income / (loss) attributable to:
Equity holders of AEGON N.V.	557	(38)	-

Commissions and expenses	539	518	4
of which operating expenses	410	380	8

New life sales
Life single premiums	401	576	(30)
Life recurring premiums annualized	22	12	86
Total recurring plus 1/10 single	62	69	(10)

Life and Savings	19	21	(13)
Pensions	44	48	(9)
Total recurring plus 1/10 single	62	69	(10)

New premium production accident and health insurance	7	7	1
New premium general insurance	15	14	2

Gross deposits (on and off balance sheet) by line of business
Life and Savings	2,610	1,042	150
Pensions	68	35	98
Total gross deposits	2,678	1,077	149

Net deposits (on and off balance sheet) by line of business
Life and Savings	1,082	275	-
Pensions	68	35	98
Total net deposits	1,150	309	-

Net income

Net income from Aegon’s businesses in the Netherlands increased to EUR 557 million for the first half of 2015 compared to the first half of 2014. Fair value items amounted to EUR 246 million, mainly a result of the positive impact of rising credit spreads and interest rates in the first half of 2015. Realized gains on investments increased to EUR 241 million compared to the first half of 2014 and were the result of portfolio rebalancing in a low rate environment. Impairments amounted to EUR 8 million negative. Other charges amounted to EUR 22 million and included a EUR 11 million charge for the restructuring of the non-life business.

Underlying earnings before tax

Underlying earnings before tax from Aegon’s operations in the Netherlands increased to EUR 267 million compared to the first half of 2014. This increase was mainly the result of higher investment income, lower funding costs and favorable mortality, which more than offset higher non-life claims.

Unaudited	Page 61

–

Life & Savings underlying earnings before tax increased to EUR 162 million compared to the first half of 2014. This was mainly driven by higher investment income, primarily generated by profitable mortgage production, and lower funding costs.

–

Underlying earnings before tax from the Pension business were up to EUR 106 million compared to the first half of 2014. Favorable mortality more than offset lower investment income. The latter was the result of rebalancing the fixed income portfolio.

–

The underlying earnings before tax from the Non-life business amounted to a loss of EUR 10 million. This was driven by a continuation of the high level of claims in the proxy channel and commercial lines. Aegon has taken the decision to restructure its non-life activities and is on track to achieve the announced exits of its proxy channel and commercial lines business before year-end 2015.

–	Underlying earnings before tax from the distribution businesses were stable at EUR 7 million compared to the first half of 2014, as lower fee income was offset by lower expenses.

Operating expenses

Operating expenses increased to EUR 410 million compared to the first half of 2014, mainly the result of a EUR 11 million charge related to the non-life business, investments to support the growth of the pension administration business and new ventures. In addition, employee benefit plan expenses increased as a result of the low interest rate environment.

Sales and deposits

New life sales amounted to EUR 62 million. Pension sales declined to EUR 44 million compared to the first half of 2014, due to the absence of pension buyouts in the current low interest rate environment. Individual life sales were down to EUR 19 million compared to the first half of 2014, driven by the competition from bank products.

Gross deposits amounted to EUR 2.7 billion, which was mainly the result of the performance of Knab, Aegon’s online bank in the Netherlands.

Production of mortgages amounted to EUR 2.4 billion, of which EUR 1 billion was related to third-party investor demand. Premium production for accident & health and general insurance amounted to EUR 22 million.

Unaudited	Page 62

iv UNITED KINGDOM

		Six months ended June 30
In millions	2015	2014	%	2015	2014	%
	GBP	GBP		EUR	EUR

Net underlying earnings	53	48	11	72	58	24
Tax on underlying earnings	-	-	-	1	1	-
Underlying earnings before tax by line of business	53	48	10	72	58	24

Life	35	39	(11)	47	47	-
Pensions	18	9	102	25	11	127
Underlying earnings before tax	53	48	10	72	58	24

Fair value items	(22)	(13)	(68)	(30)	(16)	(88)
Realized gains/(losses) on investments	41	93	(56)	56	113	(50)
Other income/(charges)	7	(2)	-	10	(2)	-
Income before tax	80	126	(37)	109	154	(29)
Income tax attributable to policyholder return	(7)	(16)	52	(10)	(19)	46
Income before tax on shareholders return	72	111	(35)	99	135	(27)
Income tax on shareholders return	(4)	(14)	68	(6)	(17)	65
Net income	68	97	(30)	93	118	(21)

Net income / (loss) attributable to:
Equity holders of AEGON N.V.	68	97	(30)	93	118	(21)

Commissions and expenses	260	287	(9)	355	350	2
of which operating expenses	130	154	(16)	178	188	(5)

New life sales
Life single premiums	779	907	(14)	1,064	1,104	(4)
Life recurring premiums annualized	311	342	(9)	425	416	2
Total recurring plus 1/10 single	389	433	(10)	531	527	1

Life	26	27	(3)	36	33	9
Pensions	363	406	(11)	496	494	-
Total recurring plus 1/10 single	389	433	(10)	531	527	1

Gross deposits (on and off balance sheet) by line of business
Pensions	123	102	21	168	124	36
Total gross deposits	123	102	21	168	124	36

Net deposits (on and off balance sheet) by line of business
Variable annuities	(29)	(38)	25	(39)	(46)	15
Pensions	99	92	8	135	112	21
Total net deposits	70	54	31	96	66	47

Exchange rates

Closing exchange rates

			GBP
June 30, 2015	1	EUR	0.7085
December 31, 2014	1	EUR	0.7760

Weighted average exchange rates

			GBP
YTD 2015	1	EUR	0.7322
YTD 2014	1	EUR	0.8212

Net income

Net income from Aegon’s businesses in the UK declined to GBP 68 million for the first half of 2015 compared to the first half of 2014. The loss from fair value items of GBP 22 million resulted from unrealized losses on equity hedges to protect the capital position and a charge relating to investments in inflation-linked bonds caused by a fall in inflation. Realized gains on investments declined to GBP 41 million compared to the first half of 2014 and were the result of portfolio rebalancing actions in order to reduce interest rate risk. Other income amounted to GBP 7 million, mainly driven by charges for policyholder taxes which were offset by an equal amount in the income tax line.

Unaudited	Page 63

Underlying earnings before tax

Underlying earnings before tax from Aegon’s operations in the UK increased to GBP 53 million compared to the first half of 2014. This increase was mainly driven by lower expenses and positive market movements.

–	Underlying earnings before tax from Life declined to GBP 35 million compared to the first half of 2014, as selective de-risking of the investment portfolio in order to improve Aegon’s capital position under Solvency II was offset by the benefit from model updates.

–	Underlying earnings before tax from Pensions were up to GPB 18 million compared to the first half of 2014, primarily driven by lower expenses and positive market movements.

Operating expenses

Operating expenses declined to GBP 130 million compared to the first half of 2014, driven by the reduction of business transformation costs and cost reduction programs.

Sales and deposits

The net inflow on Aegon’s platform increased to GBP 1.0 billion compared to the first half of 2014, mainly driven by a combination of new money coming in and the upgrading of existing customers. As a result, total assets on the platform grew from the second quarter of 2014 to GBP 4.6 billion at the end of second quarter of 2015.

Total new life sales were down to GBP 389 million compared to the first half of 2014, mainly as a result of lower traditional pension production and lower volumes arising from auto-enrollment.

Unaudited	Page 64

v New Markets

	Six months ended June 30
EUR millions	2015	2014	%

Net underlying earnings	68	89	(24)
Tax on underlying earnings	46	34	35
Underlying earnings before tax by line of business	113	123	(8)

Central & Eastern Europe	15	38	(60)
Asia	(1)	6	-
Spain & Portugal	6	19	(66)
Variable Annuities Europe	-	4	(94)
Aegon Asset Management	92	56	64
Underlying earnings before tax	113	123	(8)

Fair value items	(8)	8	-
Realized gains/(losses) on investments	9	4	147
Net impairments	(1)	(24)	97
Other income/(charges)	-	(1)	93
Income before tax (excluding income tax from certain proportionately consolidated joint ventures and associates)	114	109	4
Income tax from certain proportionately consolidated associates and joint ventures included in income before tax	17	(4)	-
Income tax	(46)	(32)	(45)
Of which income tax from certain proportionately consolidated joint ventures and associates	(17)	4	-
Net income	67	77	(13)

Net income / (loss) attributable to:
Equity holders of AEGON N.V.	67	77	(13)
Non-controlling interests	-	-	-

Commissions and expenses	592	473	25
of which operating expenses	402	320	26

New life sales
Life single premiums	949	522	82
Life recurring premiums annualized	82	81	1
Total recurring plus 1/10 single	177	133	33

Life and Savings	172	130	32
Associates	5	3	67
Total recurring plus 1/10 single	177	133	33

New premium production accident and health insurance	22	17	29
New premium general insurance	27	20	35

Gross deposits (on and off balance sheet) by line of business
Central & Eastern Europe	109	114	(5)
Asia	293	252	16
Spain & Portugal	10	1	-
Variable Annuities Europe	180	172	5
Aegon Asset Management	11,403	7,732	47
Total gross deposits	11,994	8,272	45

Net deposits (on and off balance sheet) by line of business
Central & Eastern Europe	(13)	(1,453)	99
Asia	263	240	9
Spain & Portugal	4	(2)	-
Variable Annuities Europe	(73)	(30)	(139)
Aegon Asset Management	3,069	1,006	-
Total net deposits	3,250	(240)	-

Exchange rates

Weighted average exchange rates for the currencies of the countries included in the New Markets segment, and which do not report in EUR, are summarized in the table below.

Weighted average exchange rates

			YTD 2015	YTD 2014
Czech Republic Krona (CZK)	1	EUR	27.4844	27.4224
Hungarian Forint (HUF)	1	EUR	306.9078	306.8401
Indian Rupee (INR)	1	EUR	70.0807	83.0921
New Turkish Lira (TRY)	1	EUR	2.8604	2.9670
Polish Zloty (PLN)	1	EUR	4.14	4.1753
Ren Min Bi Yuan (CNY)	1	EUR	6.9498	8.4753
Romanian Leu (RON)	1	EUR	4.4453	4.4632
Ukranian Grivna (UAH)	1	EUR	23.6996	14.4913

Unaudited	Page 65

Net income

Aegon’s operations in New Markets recorded a net income of EUR 67 million for the first half of 2015. The loss from fair value items amounted to EUR 8 million mainly as a result of differences between the transactional and functional currencies at Variable Annuities Europe. Impairments of EUR 1 million related to the Hungarian mortgage portfolio. Realized gains amounted to EUR 9 million as a result of regular bond trading activities.

Underlying earnings before tax

In the first half of 2015, Aegon’s underlying earnings before tax from New Markets decreased to EUR 113 million compared to the first half of 2014 as higher asset management fees offset were more than offset by lower underlying earnings before tax in other markets and divestments.

-	Underlying earnings before tax from Central & Eastern Europe (CEE) decreased to EUR 15 million compared to the first half of 2014 mainly due to increased surrenders in Poland following Aegon’s decision in the fourth quarter of 2014 to cancel back-end loaded fees on unit-linked policies, which had an impact of EUR (17) million.

-	Asia recorded underlying earnings before tax of EUR 1 million negative, which was mainly driven by unfavorable mortality experience of EUR 4 million and an impact of EUR 2 million from lower than anticipated reinvestment yields.

-	Underlying earnings before tax from Spain & Portugal declined to EUR 6 million compared to the first half of 2014 as a result of the divestment of Aegon’s stake in La Mondiale and the joint venture with Caja Badajoz.

-	Variable Annuities Europe declined to nil as a result of increased hedging expenses compared to the first half of 2014.

-	Underlying earnings before tax from Aegon Asset Management increased 64% to EUR 92 million compared to the first half of 2014. This resulted from higher performance and management fees and favorable currency movements. Origination and performance fees of EUR 21 million were received in China.

Operating expenses

Operating expenses increased 26% to EUR 402 million in the first half of 2015 compared to the first half of 2014 due to unfavorable currency movements and growth of the business. At constant currencies, the increase was 16%.

Sales and deposits

New life sales increased 33% to EUR 177 million compared with the first half of 2014.

-	In Central & Eastern Europe, new life sales increased 2% to EUR 50 million compared to the first half of 2014. Sales growth in Turkey and through the tied-agent network in Hungary more than offset lower sales in Poland resulting from changes in the product offering.
-	In Asia, new life sales increased 83% to EUR 105 million compared to the first half of 2014. This was the result of favourable exchange rate movements and higher sales of universal life products in anticipation of price changes implemented at the end of the first quarter of 2015. In addition, sales in China increased as a result of the successful introduction of a new whole life critical illness product.
-	In Spain & Portugal, new life sales decreased to EUR 22 million compared to the first half of 2014. The first time contribution of the joint venture with Banco Santander Totta in Portugal was more than offset by lower sales from bancassurance joint ventures in Spain, partly as a result of the divestment of the partnership with Caja Badajoz.

Unaudited	Page 66

New premium production from Aegon’s accident & health and general insurance businesses increased to EUR 49 million compared to the first half of 2014. This was mainly driven by growth in critical illness and unemployment insurance in Spain.

Gross deposits in New Markets were up 45% to EUR 12.0 billion compared to the first half of 2014. Deposits in Aegon Asset Management increased by EUR 3.7 billion to EUR 11.4 billion compared to the first half of 2014 mainly as a result of higher absolute return fund sales in the United Kingdom, continued success of the Dutch mortgage fund and inflows in Chinese money market, equity and bond funds. Deposits in Asia increased to EUR 293 million compared to the first half of 2014 due to higher variable annuity deposits in Japan. Deposits in Variable Annuities Europe increased to EUR 180 million compared to the first half of 2014.

Net deposits in New Markets amounted to EUR 3.3 billion in the first half of 2015. Net deposits were mainly driven by net inflows for Asset Management in the United Kingdom (EUR 1.8 billion), the Netherlands (EUR 0.9 billion) and China (EUR 0.4 billion).

2.6 Subsequent events

Subsequent events are disclosed in note 20 of the condensed consolidated interim financial statements included in Item 1.

2.7 Capital and liquidity Management

Liquidity and capital resources

In line with its risk tolerance, the goal of Aegon’s capital and liquidity management is to promote stable and strong capital adequacy levels for its businesses on various capital metrics, to make sure the company is able to meet its obligations. Risk tolerance is an important element in Aegon’s Enterprise Risk Management Framework, and focuses on financial strength, continuity, steering of the risk preferences and desired risk culture. The core aim is to establish the organization’s tolerance for risk in order to assist management in carrying out Aegon’s strategy within the Group’s available resources.

Guiding principles

Aegon follows a number of guiding principles, which determine its approach to capital and liquidity management:

●	Promote strong capital adequacy in Aegon’s businesses and operating units.
●	Manage and allocate capital efficiently to maximize returns and support the strategy.
●	Maintain an efficient capital structure with an emphasis on optimizing Aegon’s cost of capital.
●	Ensure sufficient liquidity by enforcing strong liquidity risk policies for both business units and the Holding.
●	Maintain continued access to international money and capital markets on competitive terms.

Taken together, Aegon believes these guiding principles strengthen the company’s ability to withstand adverse market conditions, enhance its financial flexibility and serve the long term interests of both the company and its stakeholders.

Unaudited	Page 67

Governance

Aegon’s Corporate Treasury department manages and coordinates capital and liquidity management strategies and processes. The department acts under direction of the Group Risk & Capital Committee.

Unaudited	Page 68

Capital management

Strategic importance

Aegon’s balanced approach towards capital management plays a vital role in supporting the execution of Aegon’s strategic priorities. These priorities include the shift of capital to markets that offer higher growth prospects and return prospects, and the shift from capital intensive spread business to capital light fee business. In addition, the company is improving its risk profile by further reducing financial leverage. Disciplined risk and capital management support Aegon’s aim to pay a sustainable dividend to its shareholders.

Improving risk profile

Aegon continues to take measures to improve its risk-return profile, to reduce capital volatility and to lower overall capital requirements. These measures include, for instance, the continued run-off of Aegon’s spread-based institutional business in the United States, the strategic growth in in fee-based earnings and extensive asset-liability management and hedging programs. Examples of these programs include hedging the interest rate and equity risk from guarantees in the Netherlands and hedging the capital position in the Americas against adverse equity and fixed income market swings. In addition, Aegon ranks among a limited number of insurance companies actively involved in hedging longevity risk.

Capital requirements and leverage

Aegon’s goal for all units is to maintain a strong financial position in order to sustain losses from adverse business and market conditions. The company’s overall capital management strategy is based on capital adequacy, capital quality and the use of leverage.

Capital adequacy

Capital adequacy is managed at the company, country and business unit level, as well as at the level of individual legal entities within the organization. As a matter of policy, Aegon maintains the capitalization of its business units based on whichever of the following is the most stringent:

●	Local regulatory requirements;
●	Standard & Poor’s requirements for very strong capitalization for rated entities; and
●	Any additionally, self-imposed internal requirements.

Aegon’s Insurance Group Directive ratio - a common measure of capital adequacy in the European Union – decreased from 208% at the end of 2014 to 206% per June 30, 2015. This decrease was mainly driven by negative market impacts over the first half year, the acquisition of the 25% stake in La Banque Postale Asset Management (LBPAM) and external dividends, offset by earnings and the divestiture of La Mondiale.

Leverage metrics

In line with the guiding principles of its capital and liquidity management, Aegon N.V. monitors and manages several leverage metrics:

●	Various rating agency leverage metrics;
●	Gross financial leverage ratio; and
●	Fixed charge coverage.

Aegon’s gross financial leverage ratio is calculated by dividing total financial leverage by total capitalization. Aegon defines total financial leverage as debt or debt-like funding issued for general corporate purposes and for capitalizing Aegon’s business units. Total financial leverage includes hybrid instruments, subordinated and senior debt, and short term debt such as commercial paper.

Unaudited	Page 69

Aegon’s total capitalization consists of the following components:

●	Shareholder’s equity excluding revaluation reserves and the remeasurement of defined benefit plans, based on IFRS as adopted by the EU;
●	Non-controlling interests and share options not yet exercised; and
●	Total financial leverage.

Aegon’s fixed charge coverage is a measure of the Company’s ability to service its financial leverage. It is the ratio of underlying earnings before tax and prior to the payment of interest expenses on financial leverage to interest payments on financial leverage and preferred dividends. The numbers include the impact of hedging.

Debt funding and back-up facilities

Most of Aegon’s debt is issued by Aegon N.V., the parent company. A limited number of other Aegon companies have also issued debt securities, but for the most part these securities are guaranteed by Aegon N.V.

Aegon N.V. has regular access to international capital markets under a USD 6 billion debt issuance program. Access to United States markets is made possible by a separate US shelf registration.

Aegon also has access to domestic and international money markets through its USD 4.5 billion commercial paper programs. At June 30, 2015 Aegon had EUR 125 million outstanding under these programs.

To support its commercial paper programs, need for Letters of Credit (LOC’s), and to enhance its liquidity position, Aegon maintains backup credit and LOC facilities with international lenders. The company’s principal arrangements are a EUR 2 billion syndicated revolving credit facility maturing in 2019 and a USD 2.6 billion syndicated LOC facility maturing in 2020. In addition, Aegon maintains various shorter-dated bilateral backup liquidity and LOC facilities in both committed and uncommitted format.

Operational leverage

Although operational leverage is not considered part of Aegon’s total capitalization, it is an important source of liquidity and funding. Operational leverage relates primarily to financing Aegon’s mortgage portfolios through securitizations and warehouse facilities, and the funding of US Regulation XXX and Guideline AXXX redundant reserves.

Liquidity management

Strategic importance

Liquidity management is a fundamental building block of Aegon’s overall financial planning and capital allocation processes. Aegon aims to have sufficient liquidity to meet cash demands even under extreme conditions. The company’s liquidity risk policy sets guidelines for its operating companies in order to achieve a prudent liquidity profile.

Liquidity is coordinated centrally and managed both at Aegon N.V. and at the business unit level. Aegon maintains a liquidity policy that requires all business units to project their sources and uses over a two-year period under normal and severe business and market scenarios. This policy ensures that liquidity is measured and managed consistently across the Company and that liquidity stress management plans are in place.

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Sources and uses of liquidity

Aegon’s subsidiaries are primarily engaged in the life insurance business, which is a long-term business with relatively illiquid liabilities and generally matching assets. Liquidity consists of both liquid assets held in investment portfolios, as well as inflows generated by premium payments and customer deposits. These are used primarily to purchase investments, as well as to fund benefit payments to policyholders, policy surrenders, operating expenses, and, if the subsidiary’s capital position so allows, to pay dividends to the holding.

At the holding company Aegon N.V., liquidity is sourced from internal dividends from business units and by accessing capital and money markets. The main sources and uses of liquidity at Aegon N.V. are dividends from subsidiaries and to shareholders, movements in debt, net expenses (including interest), funding operations, and the balance of acquisitions and divestitures.

The ability of Aegon’s insurance subsidiaries to transfer funds to the holding company is constrained by the need for these subsidiaries to remain adequately capitalized to the levels set by local insurance regulations and as administered by local insurance regulatory authorities.

In order to ensure the holding company’s ability to fulfill its cash obligations, it is Aegon’s policy that the holding company holds liquid assets in reserve to fund a minimum of 1.5 years of holding company operating and funding expenses without having to rely on the receipt of funds from its subsidiaries and without the need to access capital and money markets.

Insurance laws and regulations in local regulatory jurisdictions often contain minimum regulatory capital requirements, e.g. 100% of the Authorized Control Level (ACL) for US insurance entities, 100% Solvency I required capital for Dutch insurance companies and 100% Solvency I Pillar 1 capital for insurance companies in the United Kingdom.

The minimum regulatory capital requirements for our main subsidiaries and the actual capitalization levels as per June 30, 2015, are included in the following table:

Capital requirements
	Legal/regulatory minimum capital requirement	Actual capitalization	Excess over legal/ regulatory capitalization

100% Authorized Control Level
United States 1)	(NAIC RBC ACL)	~1020% of combined ACL	~EUR 6.8bln
The Netherlands 2)	100% Solvency I	~225% Solvency I	~EUR 2.4bln
United Kingdom 3)	100% Solvency I (Pillar 1)	~135% Solvency I (Pillar 1)	~EUR 0.7bln

1 Capitalization for the United States represents the internally defined combined risk based capital (“RBC”) ratio of Aegon’s life insurance subsidiaries in the United States. The combined RBC ratio unilizes the NAIC RBC ratio excluding affiliated notes and taking into account excess or deficient amounts related to offshore life affiliates.

2 Excluding the banking activities.

3  Including the With Profit Sub Fund (WPSF) at unaudited 30 June 2015 values (under investigation).

Local insurance regulators generally use their discretionary authority and judgment to restrict and/or prohibit the transfer of funds to the holding company to capital levels well above the minimum capital requirements contained in the applicable insurance regulations. The discretionary nature of the regulatory assessment of capital adequacy creates a natural ambiguity around the exact level of capital

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that is required by local regulatory authorities. Precise capitalization levels effectively required by local insurance regulators are often not known in advance, in part because the views and risk tolerances of certain regulators for certain asset classes continue to develop over time, in line with the development and evolution of local, regional and global regulatory capital frameworks. In practice and for transfer of funds purposes, Aegon manages the capitalization of its subsidiaries in excess of the minimum regulatory capital requirements contained in the applicable regulations, as shown in the table above.

The capitalization level and shareholders’ equity of the subsidiaries can be impacted by various factors (e.g. general economic conditions, capital markets risks, underwriting risk factors, changes in government regulations, legal and arbitrational proceedings). To mitigate the impact of such factors on the ability of subsidiaries to transfer funds, the subsidiaries hold additional capital in excess of the levels required by local insurance regulations.

Aegon’s liquidity position

At June 30, 2015, Aegon N.V. held a balance of EUR 1.5 billion in excess capital at group level, compared with EUR 1.2 billion at the end of 2014. The increase is explained by dividends received from country units and the divestiture of the La Mondiale participation which were only partly offset by the acquisition of the 25% stake in La Banque Postale Asset Management (LBPAM), the payment of the final 2014 dividend to shareholders and funding and holding expenses.

Aegon’s liquidity is invested in highly liquid assets, in accordance with the company’s internal risk management policies. Aegon believes its working capital, backed by external funding programs and facilities, is ample for the company’s present requirements.

External dividends

In order to enable equity investors to share in Aegon’s performance, Aegon aims to pay out a sustainable dividend, which may increase based on Aegon’s performance. After investments have been made in new business to generate organic growth, capital generated by Aegon’s operating subsidiaries is available for distribution to the holding company, while maintaining a capital and liquidity position in the operating subsidiaries in line with Aegon’s capital management and liquidity risk policies.

Aegon uses cash flows from its operating subsidiaries to pay holding expenses, including funding costs. The remaining cash flow is available to execute Aegon’s strategy and to fund dividends on its shares. When determining whether to declare or propose a dividend, Aegon’s Executive Board balances prudence with offering an attractive return to shareholders. This is particularly important during adverse economic and/or financial market conditions. Furthermore, Aegon’s operating subsidiaries are subject to local insurance regulations that could restrict dividends to be paid to the holding company. There is no requirement or assurance that Aegon will declare and pay any dividends.

On August 14, 2014, an interim dividend to common shareholders of EUR 0.11 was announced related to the first half of 2014. A final dividend to common shareholders for 2014 of EUR 0.12 per common share was announced on May 20, 2015. An interim dividend for common shares of EUR 0.12 was announced on August 13, 2015, related to the first half of 2015.

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Ratings

Aegon’s objective is to maintain excess capital over and above the amount required to maintain an AA financial strength rating and this plays an important role in determining the overall capital management strategy. Aegon maintains strong financial strength ratings from leading international rating agencies for its operating subsidiaries and a strong rating for the holding.

Agency
June 30, 2015	Aegon N.V.	Aegon USA	Aegon The Netherlands	Aegon UK

Standard & Poor’s	A-	AA-	AA-	A+
Moody’s Investors Service	A3	A1	-	-
Fitch Ratings	A	AA-	-	AA-

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Disclaimer

Cautionary note regarding non-IFRS measures

This document includes the following non-IFRS financial measures: underlying earnings before tax, income tax and income before tax. These non-IFRS measures are calculated by consolidating on a proportionate basis Aegon’s joint ventures and associated companies. The reconciliation of these measures to the most comparable IFRS measure is provided in note 3 ‘Segment information’ of Aegon’s Condensed Consolidated Interim Financial Statements. Aegon believes that these non-IFRS measures, together with the IFRS information, provide meaningful information about the underlying operating results of Aegon’s business including insight into the financial measures that senior management uses in managing the business.

Local currencies and constant currency exchange rates

This document contains certain information about Aegon’s results and financial condition presented in USD for the Americas and GBP for the United Kingdom, because those businesses operate and are managed primarily in those currencies. None of this information is a substitute for or superior to financial information about Aegon presented in EUR, which is the currency of Aegon’s primary financial statements.

Forward-looking statements

The statements contained in this document that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: aim, believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, goal, should, would, is confident, will, and similar expressions as they relate to Aegon. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Aegon undertakes no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

¡	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;
¡	Changes in the performance of financial markets, including emerging markets, such as with regard to:
–	The frequency and severity of defaults by issuers in Aegon’s fixed income investment portfolios;
–	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities Aegon holds; and
–	The effects of declining creditworthiness of certain private sector securities and the resulting decline in the value of sovereign exposure that Aegon holds;
¡	Changes in the performance of Aegon’s investment portfolio and decline in ratings of Aegon’s counterparties;
¡	Consequences of a potential (partial) break-up of the euro or the potential independence of Scotland from the United Kingdom;
¡	The frequency and severity of insured loss events;
¡	Changes affecting longevity, mortality, morbidity, persistence and other factors that may impact the profitability of Aegon’s insurance products;
¡	Reinsurers to whom Aegon has ceded significant underwriting risks may fail to meet their obligations;
¡	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels;
¡	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;
¡	Changes in the availability of, and costs associated with, liquidity sources such as bank and capital markets funding, as well as conditions in the credit markets in general such as changes in borrower and counterparty creditworthiness;
¡	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;
¡	Changes in laws and regulations, particularly those affecting Aegon’s operations, ability to hire and retain key personnel, the products Aegon sells, and the attractiveness of certain products to its consumers;
¡	Regulatory changes relating to the insurance industry in the jurisdictions in which Aegon operates;
¡	Changes in customer behavior and public opinion in general related to, among other things, the type of products also Aegon sells, including legal, regulatory or commercial necessity to meet changing customer expectations;
¡	Acts of God, acts of terrorism, acts of war and pandemics;
¡	Changes in the policies of central banks and/or governments;
¡	Lowering of one or more of Aegon’s debt ratings issued by recognized rating organizations and the adverse impact such action may have on Aegon’s ability to raise capital and on its liquidity and financial condition;
¡	Lowering of one or more of insurer financial strength ratings of Aegon’s insurance subsidiaries and the adverse impact such action may have on the premium writings, policy retention, profitability and liquidity of its insurance subsidiaries;
¡	The effect of the European Union’s Solvency II requirements and other regulations in other jurisdictions affecting the capital Aegon is required to maintain;
¡	Litigation or regulatory action that could require Aegon to pay significant damages or change the way Aegon does business;
¡	As Aegon’s operations support complex transactions and are highly dependent on the proper functioning of information technology, a computer system failure or security breach may disrupt Aegon’s business, damage its reputation and adversely affect its results of operations, financial condition and cash flows;
¡	Customer responsiveness to both new products and distribution channels;
¡	Competitive, legal, regulatory, or tax changes that affect profitability, the distribution cost of or demand for Aegon’s products;
¡	Changes in accounting regulations and policies or a change by Aegon in applying such regulations and policies, voluntarily or otherwise, may affect Aegon’s reported results and shareholders’ equity;
¡	The impact of acquisitions and divestitures, restructurings, product withdrawals and other unusual items, including Aegon’s ability to integrate acquisitions and to obtain the anticipated results and synergies from acquisitions;
¡	Catastrophic events, either manmade or by nature, could result in material losses and significantly interrupt Aegon’s business; and
¡	Aegon’s failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving and excess capital and leverage ratio management initiatives.

Further details of potential risks and uncertainties affecting Aegon are described in its filings with the Netherlands Authority for the Financial Markets and the US Securities and Exchange Commission, including the Annual Report. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, Aegon expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Aegon’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

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